HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

02060327

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

November 12, 2002

SEC FILE NO. 82-3765

VIA AIRMAIL

The Office of International
Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED NOV 18 2002 WASH. D.C. 161 SECTION

Re: Jinhui Holdings Company Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Ladies and Gentlemen:

On behalf of Jinhui Holdings Company Limited (the "Company"), SEC File No. 82-3765, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's circular regarding the disposal of two dry bulk carrier, dated October 24, 2002;

2. The Company's announcement regarding discloseable transaction, dated October 4, 2002, published (in the English language) in the China Daily and published (in the Chinese language) in the Hong Kong Economic Times, both on October 7, 2002;

H:\dlai\adr\Jinhui\24sec.doc

3. The Company's announcement regarding interim results for six months ended June 30, 2002, dated September 18, 2002, published (in the English language) in the China Daily and published (in the Chinese language) in the Hong Kong Economic Times, both on September 19, 2002;

4. The Company's 2002 Interim Report dated September 18, 2002;

5. The Company's announcement regarding results for the quarter and six months ended June 30, 2002 of Jinhui Shipping and Transportation Limited, dated August 29, 2002, published (in the English language) in the China Daily and published (in the Chinese language) in the Hong Kong Economic Times, both on August 30, 2002;

6. The Company's announcement regarding results for the quarter ended March 31, 2002 of Jinhui Shipping and Transportation Limited, dated May 31, 2002, published (in the English language) in the China Daily and published (in the Chinese language) in the Hong Kong Economic Times, both on June 3, 2002;

7. The Company's form of proxy for annual general meeting to be held on May 27, 2002;

8. The Company's Annual Return, dated May 27, 2002;

9. The Company's General Mandates to issue new shares and to repurchase shares and Notice of Annual General Meeting, dated April 18, 2002;

10. The Company's 2001 Annual Report;

11. The Company's announcement regarding final results for the year ended December 31, 2001, dated April 8, 2002, published (in the English language) in the China Daily and published (in the Chinese language) in the Hong Kong Economic Times, both on April 9, 2002; and

12. The Company's announcement regarding results for the quarter ended December 31, 2001 / preliminary annual accounts of 2001 of Jinhui Shipping and Transportation Limited, dated February 28, 2002, published (in the English language) in the Hong Kong iMail and published (in the Chinese language) in the Hong Kong Economic Times, both on March 1, 2002.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Jinhui Holdings Company Limited

Heller Ehrman White & McAuliffe LLP Rm 6308-6309, 63/F, The Center, 99 Queen's Road Central, Hong Kong www.hewm.com

IMPORTANT

If you are in any doubt about this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Jinhui Holdings Company Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

JINHUI

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

DISCLOSEABLE TRANSACTION
REGARDING THE DISPOSAL OF
TWO DRY BULK CARRIERS

24 October 2002

CONTENTS

In this circular, the following expressions have the following meanings unless the context indicates otherwise:

"Board"	the board of Directors
"Companies Ordinance"	Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	Jinhui Holdings Company Limited, a limited liability company incorporated in Hong Kong under the Companies Ordinance, with its securities listed on the Stock Exchange
"Directors"	the directors of the Company
"Disposals"	the First Disposal and the Second Disposal
"DWT"	the deadweight of a vessel expressed in tons or tonnes. This measurement is the total weight of cargo, fuel, fresh water, stores and crew which the vessel can carry
"Fairline"	Fairline Consultants Limited, a limited liability company incorporated in the British Virgin Islands, which is the controlling shareholder of the Company holding approximately 57.74 per cent. of the issued share capital and voting right in general meeting of the Company as at the Latest Practicable Date
"First Disposal"	the disposal of the First Vessel by the First Vendor to the First Purchaser
"First Memorandum"	an agreement entered into on 3 October 2002 between the First Vendor and the First Purchaser, pursuant to which the First Vendor agreed to sell the First Vessel to the First Purchaser
"First Purchaser"	Eurosud Management S.A., a company incorporated in the Republic of Panama
"First Vendor"	Jinyi Shipping Inc., a company incorporated in the Republic of Panama and a wholly-owned subsidiary of Jinhui Shipping
"First Vessel"	M.V. "Jin Yi", a dry-bulk carrier of 38,590 DWT, built in 1985 and registered in the Republic of Panama
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"HKD"	Hong Kong dollars, the lawful currency of Hong Kong

"Jinhui Shipping"	Jinhui Shipping and Transportation Limited, a company incorporated in Bermuda with its shares listed on the Oslo Exchanges and an approximately 50.9 per cent. owned subsidiary of the Company
"JST Share(s)"	share(s) of USD0.05 each in the share capital of Jinhui Shipping
"Latest Practicable Date"	21 October 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Memoranda"	the First Memorandum and the Second Memorandum
"Pantow"	Pantow Profits Limited, a limited liability company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Company
"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"Second Disposal"	the disposal of the Second Vessel by the Second Vendor to the Second Purchaser
"Second Memorandum"	an agreement entered into on 3 October 2002 between the Second Vendor and the Second Purchaser, pursuant to which the Second Vendor agreed to sell the Second Vessel to the Second Purchaser
"Second Purchaser"	Kilmar Worldwide Corporation, a company incorporated in the Republic of Panama
"Second Vendor"	Jinsheng Marine Inc., a company incorporated in the Republic of Panama and a wholly-owned subsidiary of Jinhui Shipping
"Second Vessel"	M.V. "Jin Sheng", a dry-bulk carrier of 38,594 DWT, built in 1985 and registered in the Republic of Panama
"Share(s)"	ordinary share(s) of HKD0.10 each in the share capital of the Company
"Shareholders"	holders of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"USD"	United States Dollars, the lawful currency of the United States of America
"Yee Lee Technology"	Yee Lee Technology Company Limited, a limited liability company incorporated in the British Virgin Islands and a 75 per cent. owned subsidiary of the Company

JINHUI

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Directors:
Ng Siu Fai *(Chairman and Managing Director)*
Ng Kam Wah Thomas
Ng Ki Hung Frankie
Ho Kin Lung
Ho Suk Lin
So Wing Hung Peter*
Cui Jian Hua**
Tsui Che Yin Frank**

* *Non-executive director*
** *Independent non-executive director*

Registered office:
26th Floor
Yardley Commercial Building
1-6 Connaught Road West
Hong Kong

24 October 2002

To the Shareholders,

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
REGARDING THE DISPOSAL OF TWO DRY BULK CARRIERS

INTRODUCTION

The Board announced on 4 October 2002 that each of the First Vendor and the Second Vendor, both of which are indirect approximately 50.9 per cent. owned subsidiaries of the Company, entered into two Memoranda respectively with the First Purchaser and the Second Purchaser on 3 October 2002. Pursuant to the First Memorandum, the First Purchaser agreed to acquire the First Vessel from the First Vendor for a consideration of USD5,525,000 (equivalent to HKD43,095,000). Pursuant to the Second Memorandum, the Second Purchaser agreed to acquire the Second Vessel from the Second Vendor for a consideration of USD5,440,000 (equivalent to HKD42,432,000). The aggregate consideration for the Disposals is USD10,965,000 (equivalent to HKD85,527,000).

All of the First Purchaser, the Second Purchaser and their ultimate beneficial owners are independent third parties not connected with the directors, chief executives or substantial shareholders of the Company or its subsidiaries or any of their respective associates as defined in the Listing Rules.

THE DISPOSALS

The consideration for the First Disposal of the First Vessel is USD5,525,000 (equivalent to HKD43,095,000) payable as follows:

1. An initial deposit of USD552,500 (equivalent to HKD4,309,500) was paid on 7 October 2002 by the First Purchaser (i.e. within three banking days from signing of the First Memorandum) to the

bank account in the joint names of the First Vendor and the First Purchaser until released on delivery of the First Vessel (see below); and

2. The balance of the consideration for the First Vessel will be payable on the delivery of the First Vessel which will take place between 20 October 2002 and 20 December 2002, at the First Vendor's option.

The consideration for the Second Disposal of the Second Vessel is USD5,440,000 (equivalent to HKD42,432,000) payable as follows:

1. An initial deposit of USD544,000 (equivalent to HKD4,243,200) was paid on 7 October 2002 by the Second Purchaser (i.e. within three banking days from signing of the Second Memorandum) to the bank account in the joint names of the Second Vendor and the Second Purchaser until released on delivery of the Second Vessel (see below); and

2. The balance of the consideration for the Second Vessel will be payable on the delivery of the Second Vessel which will take place between 15 January 2003 and 17 February 2003, at the Second Vendor's option.

The aggregate consideration for the Disposals is USD10,965,000 (equivalent to HKD85,527,000).

THE VESSELS

The First Vessel is a dry bulk carrier of 38,590 DWT, built in 1985 and registered in the Republic of Panama.

The Second Vessel is a dry bulk carrier of 38,594 DWT, built in 1985 and registered in the Republic of Panama.

USE OF PAYMENT RECEIVED

The Group intends to use approximately HKD22.4 million of the payment received pursuant to the Memoranda to repay bank loans and the balance to increase working capital of the Group.

REASON FOR THE DISPOSALS

The terms and conditions of the Memoranda have been agreed in normal commercial terms following arm's length negotiations with reference to the prevailing market conditions. The Board considers such terms and conditions to be fair and reasonable and in the best interests of the Company and its shareholders as a whole. The Group expects to realize loss of approximately HKD2.5 million and HKD2.3 million as compared to net book value of the First Vessel and the Second Vessel respectively upon their expected dates of delivery. Upon completion of the Disposals, the Group's working capital will be increased and the bank loans will be reduced (see above).

GENERAL

The principal businesses of the Group include ship chartering, ship owning, trading and transportation. The First Disposal and the Second Disposal together constitute a discloseable transaction for the Company under the Listing Rules.

Your attention is also drawn to the appendix to this circular.

Yours faithfully,
For and on behalf of the Board
Ng Siu Fai
Chairman and Managing Director

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interests of the Directors and chief executive of the Company in the Shares and the shares of the Company's associated corporations (within the meaning of the SDI Ordinance) which had to be notified to the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which they were deemed or taken to have under Section 31 or Part I of the Schedule to the SDI Ordinance) or which were required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein or, which were required to be disclosed pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Name	Type of interests	No. of Shares	No. of JST Shares
Mr. Ng Siu Fai	Other interests	*Note*	*Note*
Mr. Ng Kam Wah Thomas	Other interests	*Note*	*Note*
Mr. Ng Ki Hung Frankie	Other interests	*Note*	*Note*
Mr. So Wing Hung Peter	Family interests	2,500,000	15,000

Note: Lorimer Limited, in its capacity as trustee of the Ng Hing Po 1991 Trust, is the legal owner of the entire issued share capital of Fairline which is the legal and beneficial owner of 303,856,282 Shares and 494,049 JST Shares. The Ng Hing Po 1991 Trust is a discretionary trust, the eligible beneficiaries of which include Messrs. Ng Siu Fai, Ng Kam Wah Thomas and Ng Ki Hung Frankie. Both Messrs. Ng Siu Fai and Ng Kam Wah Thomas are directors of Fairline.

Save as disclosed herein, as at the Latest Practicable Date, none of the Directors and chief executive of the Company had any interest in the Company or any of its associated corporations.

(b) None of the Directors has a service contract with any member of the Group not determinable by the Company within one year without payment of compensation (other than statutory compensation).

SUBSTANTIAL SHAREHOLDER

As at the Latest Practicable Date, as far as was known to any Director or chief executive of the Company, the following persons (not being a Director or chief executive of the Company) were directly or indirectly interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group:

Name of shareholder	No. of Shares
Fairline	303,856,282

Name of shareholder	No. of JST Shares
The Company	50,100,000
Rich Reward Limited *(Note)*	11,111,111

Note: Rich Reward Limited is a wholly-owned subsidiary of ONFEM Holdings Limited, the securities of which are listed on the Stock Exchange.

Name of shareholder	No. of shares of Yee Lee Technology
Pantow	3,000,000
Asiawide Profits Limited	1,000,000

LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company or any of its subsidiaries.

GENERAL

(a) The secretary of the Company is Ms. Ho Suk Lin, a fellow member of the Hong Kong Society of Accountants and the Association of Chartered Certified Accountants.

(b) The registered office of the Company is situated at 26th Floor, Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong.

(c) The principal share registrar and transfer office of the Company in Hong Kong is Standard Registrars Limited of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text.

主要股東

於最後可行日期，就任何董事或本公司之主要行政人員所知，下列人士(並非董事或本公司之主要行政人員)直接或間接擁有任何類別股本(附有權利可在一切情況下於本集團任何成員公司之股東大會上投票)面值10%或以上權益：

股東名稱	股份數目
Fairline	303,856,282

股東名稱	JST股份數目
本公司	50,100,000
Rich Reward Limited(附註)	11,111,111

附註：Rich Reward Limited 為 ONFEM Holdings Limited(其證券在聯交所上市)之全資附屬公司。

股東名稱	Yee Lee Technology 股份數目
Pantow	3,000,000
Asiawide Profits Limited	1,000,000

訴訟

於最後可行日期，本公司或其附屬公司概無牽涉任何重大訴訟或仲裁，而就董事所知，本公司或其任何附屬公司亦無任何尚未了結或已蒙受威脅之重大訴訟或索償要求。

一般事項

(a) 本公司之秘書為何淑蓮女士，彼為香港會計師公會及英國特許公認會計師公會之資深會員。

(b) 本公司之註冊辦事處設於香港干諾道西1-6號億利商業大廈26樓。

(c) 本公司在香港之主要股份登記過戶處為標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓。

(d) 本通函之中英文版如有歧異，應以英文本為準。

責任聲明

本通函載有上市規則所規定之資料，旨在提供有關本公司之資料。董事對本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認就彼等所知及所信，並無遺漏任何其他事實，致令本通函任何內容產生誤導成份。

權益之披露

(a) 於最後可行日期，各董事及本公司之主要行政人員於股份及本公司之聯繫公司(按公開權益條例之涵義)之股份中擁有根據公開權益條例第28條必須通知本公司及聯交所(包括根據公開權益條例第31條或附表第一部份彼等被認為或視作擁有之權益)，或根據公開權益條例第29條必須列入該條例所述之登記冊內，或根據上市公司董事證券交易標準守則必須予以披露之權益如下：

姓名	權益類別	股份數目	JST股份數目
吳少輝先生	其他權益	(附註)	(附註)
吳錦華先生	其他權益	(附註)	(附註)
吳其鴻先生	其他權益	(附註)	(附註)
蘇永雄先生	家族權益	2,500,000	15,000

附註：Lorimer Limited(以一九九一年吳興波信託之受託人身份)為 Fairline 全部已發行股本之合法擁有人，而 Fairline 則為303,856,282股股份及494,049股 JST 股份之合法及實益擁有人。一九九一年吳興波信託為一項全權信託，其合資格受益人包括吳少輝先生、吳錦華先生及吳其鴻先生。吳少輝先生及吳錦華先生均為 Fairline 之董事。

除本通函所披露者外，於最後可行日期，各董事及本公司之主要行政人員概無擁有本公司或其聯繫公司任何權益。

(b) 各董事概無與本集團任何成員公司訂立本公司不可於一年內免付補償(法定賠償除外)而終止之服務合約。

內）把為數552,500美元（相當於4,309,500港元）之首期按金存入第一賣方及第一買方之聯名銀行戶口，有關按金須待第一艘船舶交付（詳情見下文）時始獲發放；及

2. 第一艘船舶之代價餘款須於第一艘船舶交付時支付。第一艘船舶將於二零零二年十月二十日至二零零二年十二月二十日期間交付，確實日期由第一賣方決定。

出售第二艘船舶之代價為5,440,000美元（相當於42,432,000港元），須按下列方式支付：

1. 第二買方已於二零零二年十月七日（即簽訂第二份諒解備忘錄日期起計三個銀行工作天內）把為數544,000美元（相當於4,243,200港元）之首期按金存入第二賣方及第二買方之聯名銀行戶口，有關按金須待第二艘船舶交付（詳情見下文）時始獲發放；及

2. 第二艘船舶之代價餘款須於第二艘船舶交付時支付。第二艘船舶將於二零零三年一月十五日至二零零三年二月十七日期間交付，確實日期由第二賣方決定。

出售事項之總代價為10,965,000美元（相當於85,527,000港元）。

船舶

第一艘船舶為散裝乾貨船，載重量為38,590公噸，於一九八五年建成並於巴拿馬共和國註冊。

第二艘船舶為散裝乾貨船，載重量為38,594公噸，於一九八五年建成並於巴拿馬共和國註冊。

所得款項用途

本集團擬將根據諒解備忘錄所得款項中約22,400,000港元用於償還銀行貸款，餘款則用作增加本集團之營運資金。

出售事項之理由

諒解備忘錄之條款及條件乃根據一般商業條款及參考現時市況經公平磋商後釐定。董事會認為該等條款及條件為公平合理，並符合本公司及股東之整體最佳利益。本集團預期，於第一艘船舶及第二艘船舶之交付日，在比對第一艘船舶及第二艘船舶之賬面淨值，本集團將因而變現約2,500,000港元及2,300,000港元之虧損。出售事項完成後，本集團之營運資金將有所增加，銀行貸款亦會下降（詳情見上文）。

一般事項

本集團之主要業務包括船舶租賃、船舶擁有、貿易及運輸。根據上市規則，第一項出售連同第二項出售構成本公司之須予披露交易。

謹請　閣下留意本通函之附錄。

此致

列位股東　台照

承董事會命
主席兼董事總經理
吳少輝
謹啟

二零零二年十月二十四日

JINHUI

金輝集團有限公司

(於香港註冊成立之有限公司)

董事：
吳少輝(主席兼董事總經理)
吳錦華
吳其鴻
何健龍
何淑蓮
蘇永雄*
崔建華**
徐志賢**

註冊辦事處：
香港
干諾道西1-6號
億利商業大廈26樓

* 非執行董事
** 獨立非執行董事

敬啟者：

關於出售兩艘散裝乾貨船之
須予披露交易

緒言

董事會於二零零二年十月四日公佈，本公司間接擁有約50.9%權益之兩間附屬公司第一賣方及第二賣方於二零零二年十月三日分別與第一買方及第二買方訂立兩份諒解備忘錄。根據第一份諒解備忘錄，第一買方同意向第一賣方收購第一艘船舶，代價為5,525,000美元(相當於43,095,000港元)。根據第二份諒解備忘錄，第二買方同意向第二賣方收購第二艘船舶，代價為5,440,000美元(相當於42,432,000港元)。第一項出售與第二項出售合計之代價為10,965,000美元(相當於85,527,000港元)。

第一買方、第二買方及彼等之最終實益擁有人均為獨立第三者，與本公司或其附屬公司之董事、主要行政人員或主要股東或彼等各自之聯繫人士(定義見上市規則)概無關連。

出售事項

出售第一艘船舶之代價為5,525,000美元(相當於43,095,000港元)，須按下列方式支付：

1. 第一買方已於二零零二年十月七日(即簽訂第一份諒解備忘錄日期起計三個銀行工作天

「Jinhui Shipping」	指	Jinhui Shipping and Transportation Limited為一間於百慕達註冊成立之有限公司，其股份於奧斯陸交易所上市，並為本公司擁有其約50.9%權益之附屬公司
「JST股份」	指	Jinhui Shipping股本中每股面值0.05美元之股份
「最後可行日期」	指	二零零二年十月二十一日，即本通函付印前，確定本通函所載若干資料之最後可行日期
「上市規則」	指	聯交所證券上市規則
「諒解備忘錄」	指	第一份諒解備忘錄及第二份諒解備忘錄
「Pantow」	指	Pantow Profits Limited為一間於英屬處女群島註冊成立之有限公司，並為本公司之全資附屬公司
「公開權益條例」	指	香港法例第396章之證券(公開權益)條例
「第二項出售」	指	第二賣方把第二艘貨船出售予第二買方
「第二份諒解備忘錄」	指	第二賣方與第二買方於二零零二年十月三日訂立之協議，據此，第二賣方同意把第二艘貨船出售予第二買方
「第二買方」	指	Kilmar Worldwide Corporation，一間於巴拿馬共和國註冊成立之公司
「第二賣方」	指	Jinsheng Marine Inc.，一間於巴拿馬共和國註冊成立之公司，並為Jinhui Shipping之全資附屬公司
「第二艘貨船」	指	機動船舶「Jin Sheng」號為一艘載重量38,594公噸之散裝乾貨船，該船於1985年建成，並於巴拿馬共和國註冊
「股份」	指	本公司股本中每股面值0.10港元之普通股
「股東」	指	本公司之股份持有人
「聯交所」	指	香港聯合交易所有限公司
「美元」	指	美國幣值，美國之法定貨幣
「Yee Lee Technology」	指	Yee Lee Technology Company Limited為一間於英屬處女群島註冊成立之有限公司，並為本公司擁有其75%權益之附屬公司

在本通函中，除文義另有所指外，下列詞語之涵義如下：

「董事會」	指	本公司之董事會
「公司條例」	指	香港法例第32章之公司條例
「本公司」	指	金輝集團有限公司為一間根據公司條例於香港註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司之董事
「出售事項」	指	第一項出售及第二項出售
「載重噸位」	指	以噸或公噸計算之船舶載重量，即船舶可運載之貨物、燃料、淡水、儲備及船員之總重量
「Fairline」	指	Fairline Consultants Limited為一間於英屬處女群島註冊成立之有限公司，乃於最後可行日期持有本公司已發行股本及可在本公司股東大會上行使投票權約57.74%之本公司控權股東
「第一項出售」	指	第一賣方把第一艘貨船出售予第一買方
「第一份諒解備忘錄」	指	第一賣方與第一買方於二零零二年十月三日訂立之協議，據此，第一賣方同意把第一艘貨船出售予第一買方
「第一買方」	指	Eurosud Management S.A.，一間於巴拿馬共和國註冊成立之公司
「第一賣方」	指	Jinyi Shipping Inc.，一間於巴拿馬共和國註冊成立之公司，並為Jinhui Shipping之全資附屬公司
「第一艘貨船」	指	機動船舶「Jin Yi」號為一艘載重量38,590公噸之散裝乾貨船，該船於1985年建成，並於巴拿馬共和國註冊
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「港元」	指	香港幣值，香港之法定貨幣

目　錄

頁次

重要文件

閣下對本通函**如有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出所有名下之金輝集團有限公司股份，應立即將本通函送交買方，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買方。

JINHUI

金輝集團有限公司

（於香港註冊成立之有限公司）

關於出售兩艘散裝乾貨船之

須予披露交易

二零零二年十月二十四日

CHINA DAILY HONG KONG EDITION MONDAY, OCTOBER 7, 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

JINHUI

JINHUI HOLDINGS COMPANY LIMITED

(incorporated in Hong Kong with limited liability)

DISCLOSEABLE TRANSACTION

Each of the First Vendor and the Second Vendor, both of which are indirect approximately 50.9 per cent owned subsidiaries of the Company, entered into two Memoranda respectively with the First Purchaser and the Second Purchaser on 3 October 2002. Pursuant to the First Memorandum, the First Purchaser agrees to acquire the First Vessel from the First Vendor for a consideration of USD5,525,000 (equivalent to HKD43,095,000). Pursuant to the Second Memorandum, the Second Purchaser agrees to acquire the Second Vessel from the Second Vendor for a consideration of USD5,440,000 (equivalent to HKD42,432,000). The aggregate consideration for the First Disposal and the Second Disposal is USD10,965,000 (equivalent to HKD85,527,000).

The First Disposal and the Second Disposal together constitute a discloseable transaction under the Listing Rules.

INTRODUCTION

The board of directors (the "Board") of Jinhui Holdings Company Limited (the "Company") announces that on 3 October 2002, each of Jinyi Shipping Inc. (the "First Vendor") and Jinsheng Marine Inc. (the "Second Vendor") entered into two memoranda (respectively the "First Memorandum" and the "Second Memorandum" or collectively the "Memoranda") respectively with Eurosud Management S.A. (the "First Purchaser") and Kilmar Worldwide Corporation (the "Second Purchaser"). All of the First Purchaser, the Second Purchaser and their ultimate beneficial owners are independent third parties not connected with the directors, chief executives or substantial shareholders of the Company or its subsidiaries or any of their respective associates as defined in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules").

THE DISPOSALS

The consideration for the disposal (the "First Disposal") of the motor vessel Jin Yi (the "First Vessel") is USD5,525,000 (equivalent to HKD43,095,000) payable as follows:

1. an initial deposit of USD552,500 (equivalent to HKD4,309,500) will be payable by the First Purchaser within three banking days from signing of the First Memorandum to the bank account in the joint names of the First Vendor and the First Purchaser until released on delivery of the First Vessel (see below); and
2. The balance of the consideration for the First Vessel will be payable on the delivery of the First Vessel which will take place between 20 October 2002 and 20 December 2002, at the First Vendor's option.

The consideration for the disposal (the "Second Disposal") of the motor vessel Jin Sheng (the "Second Vessel") is USD5,440,000 (equivalent to HKD42,432,000) payable as follows:

1. an initial deposit of USD544,000 (equivalent to HKD4,243,200) will be payable by the Second Purchaser within three banking days from signing of the Second Memorandum to the bank account in the joint names of the Second Vendor and the Second Purchaser until released on delivery of the Second Vessel (see below); and
2. The balance of the consideration for the Second Vessel will be payable on the delivery of the Second Vessel which will take place between 15 January 2003 and 17 February 2003, at the Second Vendor's option.

The aggregate consideration for the First Disposal and the Second Disposal (the "Disposals") is USD10,965,000 (equivalent to HKD85,527,000).

THE VESSELS

The First Vessel is a dry bulk carrier of dead weight tonnage of 38,590 tonnes, built in 1985 and registered in the Republic of Panama.

The Second Vessel is a dry bulk carrier of dead weight tonnage of 38,594 tonnes, built in 1985 and registered in the Republic of Panama.

USE OF PAYMENT RECEIVED

The Company and its subsidiaries (the "Group") intends to use approximately HKD22.4 million of the payment received pursuant to the Memoranda to repay bank loans and the balance to increase working capital of the Group.

REASON FOR THE DISPOSALS

The terms and conditions of the Memoranda have been agreed in normal commercial terms following arm's length negotiations with reference to the prevailing market conditions. The Board considers such terms and conditions to be fair and reasonable and in the best interests of the Company and its shareholders as a whole. The Group expects to realize loss of approximately HKD2.5 million and HKD2.3 million as compared to net book value of the First Vessel and the Second Vessel respectively upon their expected dates of delivery. Upon completion of the Disposals, the Group's working capital will be increased and the bank loans will be reduced (see above).

GENERAL

The principal businesses of the Group include ship chartering, ship owning, trading and transportation. The First Disposal and the Second Disposal together constitute a discloseable transaction for the Company under the Listing Rules. A circular containing details of the Disposals will be despatched to shareholders of the Company as soon as practicable.

By Order of the Board
Ng Siu Fai
Chairman and Managing Director

Hong Kong, 4 October 2002

香港經濟日報　2002年10月7日 星期一

JINHUI

金輝集團有限公司

(於香港註冊成立之有限公司)

須予披露交易

本公司間接擁有約50.9%權益之兩間附屬公司第一賣方及第二賣方於二零零二年十月三日分別與第一買方及第二買方訂立兩份諒解備忘錄。根據第一份諒解備忘錄，第一買方同意向第一賣方收購第一艘船舶，代價為5,525,000美元(相當於43,095,000港元)。根據第二份諒解備忘錄，第二買方同意向第二賣方收購第二艘船舶，代價為5,440,000美元(相當於42,432,000港元)。第一項出售與第二項出售合計之代價為10,965,000美元(相當於85,527,000港元)。

第一項出售連同第二項出售構成上市規則之須予披露交易。

緒言

金輝集團有限公司(「本公司」)董事會(「董事會」)公佈，Jinyi Shipping Inc.(「第一賣方」)及Jinsheng Marine Inc.(「第二賣方」)於二零零二年十月三日分別與Eurosud Management S.A.(「第一買方」)及Kilmar Worldwide Corporation(「第二買方」)訂立兩份諒解備忘錄(分別稱為「第一份諒解備忘錄」及「第二份諒解備忘錄」或統稱「諒解備忘錄」)。第一買方、第二買方及彼等之最終實益擁有人均為獨立第三者，與本公司或其附屬公司之董事、主要行政人員或主要股東或彼等各自之聯繫人士(定義見香港聯合交易所有限公司證券上市規則(「上市規則」))概無關連。

出售事項

出售機動船舶Jin Yi(「第一艘船舶」)(「第一項出售」)之代價為5,525,000美元(相當於43,095,000港元)，須按下列方式支付：

1. 第一買方須於簽訂第一份諒解備忘錄日期起計三個銀行工作天內把為數552,500美元(相當於4,309,500港元)之首期按金存入第一賣方及第一買方之聯名銀行戶口，有關按金須待第一艘船舶交付(詳情見下文)時始獲發放；及
2. 第一艘船舶之代價餘款須於第一艘船舶交付時支付。第一艘船舶將於二零零二年十月二十日至二零零二年十二月二十日期間交付，確實日期由第一賣方決定。

出售機動船舶Jin Sheng (「第二艘船舶」)(「第二項出售」)之代價為5,440,000美元(相當於42,432,000港元)，須按下列方式支付：

1. 第二買方須於簽訂第二份諒解備忘錄日期起計三個銀行工作天內把為數544,000美元(相當於4,243,200港元)之首期按金存入第二賣方及第二買方之聯名銀行戶口，有關按金須待第二艘船舶交付(詳情見下文)時始獲發放；及
2. 第二艘船舶之代價餘款須於第二艘船舶交付時支付。第二艘船舶將於二零零三年一月十五日至二零零三年二月十七日期間交付，確實日期由第二賣方決定。

第一項出售及第二項出售(「出售事項」)之總代價為10,965,000美元(相當於85,527,000港元)。

船舶

第一艘船舶為散裝乾貨船，載重量為38,590公噸，於一九八五年建成並於巴拿馬共和國註冊。

第二艘船舶為散裝乾貨船，載重量為38,594公噸，於一九八五年建成並於巴拿馬共和國註冊。

所得款項用途

本公司及其附屬公司(「本集團」)擬將根據諒解備忘錄所得款項中約22,400,000港元用於償還銀行貸款，餘款則用作增加本集團之營運資金。

出售事項之理由

諒解備忘錄之條款及條件乃根據一般商業條款及參考現時市況經公平磋商後釐定。董事會認為該等條款及條件為公平合理，並符合本公司及股東之整體最佳利益。本集團預期，於第一艘船舶及第二艘船舶之交付日，在比對第一艘船舶及第二艘船舶之賬面淨值，本集團將因而變現約2,500,000港元及2,300,000港元之虧損。出售事項完成後，本集團之營運資金將有所增加，銀行貸款亦會下降(詳情見上文)。

一般事項

本集團之主要業務包括船舶租賃、船舶擁有、貿易及運輸。根據上市規則，第一項出售連同第二項出售構成本公司之須予披露交易。載有出售事項詳情之通函將於可行情況下盡快寄發予本公司股東。

承董事會命
主席兼董事總經理
吳少輝

香港，二零零二年十月四日

JINHUI

JINHUI HOLDINGS COMPANY LIMITED

(incorporated in Hong Kong with limited liability)

RESULTS FOR THE QUARTER AND SIX MONTHS ENDED 30 JUNE 2002 OF JINHUI SHIPPING AND TRANSPORTATION LIMITED

The following is a reproduction of an announcement released in Oslo by Jinhui Shipping and Transportation Limited ("Jinhui Shipping" or defined as the "Company" below), a subsidiary of Jinhui Holdings Company Limited, in accordance with the requirements of the Oslo Exchanges. This announcement is issued by Jinhui Holdings Company Limited pursuant to paragraph 2 of the Listing Agreement for information purpose only.

"UNAUDITED RESULTS

Turnover of the Company and its subsidiaries (the "Group") for the three months ended 30 June 2002 amounted to US$16,594,000, representing a decrease of 31% as compared with last corresponding period. The Group's overall net loss for the three months ended 30 June 2002 amounted to US$3,725,000 whereas a net profit of US$3,709,000 was reported in last corresponding period. The Group's shipping operation managed to operate at a profit of US$1,179,000 for the quarter. However, the overall results of the Group was offset by the realized and unrealized exchange loss as a result of the drastic and unexpected rebound of Japanese Yen and the weakening of United States Dollars during the quarter.

CONSOLIDATED INCOME STATEMENT DATA

	3 months ended 30/6/2002 US$'000	3 months ended 30/6/2001 US$'000	**6 months ended 30/6/2002 US$'000**	6 months ended 30/6/2001 US$'000	Year ended 31/12/2001 US$'000
Turnover	**16,594**	24,162	**34,528**	43,885	79,025
(Loss) Profit from operations	**(3,262)**	3,778	**(5,856)**	9,836	10,442
Interest income	**222**	680	**374**	1,411	2,043
Interest expenses	**(688)**	(754)	**(1,177)**	(1,346)	(2,614)
Provision for impairment in value of fixed assets	-	-	-	-	(6,541)
Net (loss) profit for the period/ year	**(3,725)**	3,709	**(6,648)**	9,898	3,325
(Loss) Earnings per share – basic (US$)	**(0.0378)**	0.0377	**(0.0675)**	0.1006	0.0338

CONSOLIDATED BALANCE SHEET DATA

	30/6/2002 US$'000	30/6/2001 US$'000	31/12/2001 US$'000
Fixed assets	**161,700**	134,950	131,436
Other investments	**5,634**	6,065	5,850
Other non-current assets	**1,826**	3,043	465
Current assets	**23,940**	48,901	38,834
Total assets	**193,100**	192,959	176,585
Capital and reserves	**91,903**	105,124	98,551
Minority interests	**(85)**	(76)	(74)
Non-current liabilities	**77,496**	58,045	53,344
Current liabilities	**23,786**	29,866	24,764
Total equity and liabilities	**193,100**	192,959	176,585

SEGMENTAL INFORMATION

	3 months ended 30/6/2002 US$'000	3 months ended 30/6/2001 US$'000	**6 months ended 30/6/2002 US$'000**	6 months ended 30/6/2001 US$'000	Year ended 31/12/2001 US$'000
Segment turnover					
Chartering freight and hire	**16,495**	24,067	**34,273**	43,778	78,622
Investments in China	**99**	95	**255**	107	403
	16,594	24,162	**34,528**	43,885	79,025
Segment profit (loss) from operations					
Chartering freight and hire	**1,179**	1,858	**1,963**	3,179	1,973
Trading	-	397	-	520	1,641
Investments in China	**618**	121	**153**	(375)	(291)
Other operations	**(5,059)**	1,402	**(7,972)**	6,512	7,119
	(3,262)	3,778	**(5,856)**	9,836	10,442

	30/6/2002 US$'000	30/6/2001 US$'000	31/12/2001 US$'000
Segment assets			
Chartering freight and hire	**164,170**	139,173	131,154
Trading	**32**	17	24
Investments in China	**6,305**	7,280	6,110
Other operations	**9,568**	13,899	12,531
	180,075	160,369	149,819
Segment liabilities			
Chartering freight and hire	**95,146**	81,083	70,859
Trading	**47**	49	47
Investments in China	**568**	895	265
Other operations	**2,407**	2,134	2,047
	98,168	84,161	73,218"

The principal accounting policies and methods of computation used in the preparation of the above unaudited results of Jinhui Shipping and its subsidiaries are in accordance with the Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants.

By Order of the Board
Ng Siu Fai
Chairman and Managing Director

Hong Kong, 29 August 2002

香港經濟日報 2002年8月30日 星期五

JINHUI

金輝集團有限公司

(於香港註冊成立之有限公司)

JINHUI SHIPPING AND TRANSPORTATION LIMITED
截至二零零二年六月三十日止季度業績

下文乃轉載自金輝集團有限公司之附屬公司Jinhui Shipping and Transportation Limited (「Jinhui Shipping」或下文內稱「本公司」) 按照奧斯陸交易所之規定而於奧斯陸發表之公佈。金輝集團有限公司根據上市協議第2段所規定予以披露，僅供參考之用。

「未經審核之業績

截至2002年6月30日止之三個月，本公司及其附屬公司(「本集團」)之營業額為16,594,000美元，較去年同期下降31%。截至2002年6月30日止之三個月，本集團之整體虧損淨額為3,725,000美元，比對去年同期之溢利淨額為3,709,000美元。本集團之航運業務於本季度錄得1,179,000美元之溢利，惟於本季度內，日圓在預期外大幅度回升及美元疲弱，使本集團之整體業績受到已變現及未變現之匯兌虧損所抵銷。

綜合收益表數據

	截至二零零二年六月三十日止三個月 千美元	截至二零零一年六月三十日止三個月 千美元	截至二零零二年六月三十日止六個月 千美元	截至二零零一年六月三十日止六個月 千美元	截至二零零一年十二月三十一日止年度 千美元
營業額	**16,594**	24,162	**34,528**	43,885	79,025
經營(虧損)溢利	**(3,262)**	3,778	**(5,856)**	9,836	10,442
利息收入	**222**	680	**374**	1,411	2,043
利息開支	**(688)**	(754)	**(1,177)**	(1,346)	(2,614)
固定資產減值撥備	**–**	–	**–**	–	(6,541)
期／年內(虧損)溢利淨額	**(3,725)**	3,709	**(6,648)**	9,898	3,325
每股基本(虧損)盈利(美元)	**(0.0378)**	0.0377	**(0.0675)**	0.1006	0.0338

綜合資產負債表數據

	二零零二年六月三十日 千美元	二零零一年六月三十日 千美元	二零零一年十二月三十一日 千美元
固定資產	**161,700**	134,950	131,436
其他投資	**5,634**	6,065	5,850
其他非流動資產	**1,826**	3,043	465
流動資產	**23,940**	48,901	38,834
資產總值	**193,100**	192,959	176,585
資本及儲備	**91,903**	105,124	98,551
少數股東權益	**(85)**	(76)	(74)
非流動負債	**77,496**	58,045	53,344
流動負債	**23,786**	29,866	24,764
股本及負債總額	**193,100**	192,959	176,585

分部資料

	截至二零零二年六月三十日止三個月 千美元	截至二零零一年六月三十日止三個月 千美元	截至二零零二年六月三十日止六個月 千美元	截至二零零一年六月三十日止六個月 千美元	截至二零零一年十二月三十一日止年度 千美元
分部營業額					
運費及船租	**16,495**	24,067	**34,273**	43,778	78,622
在中國之投資	**99**	95	**255**	107	403
	16,594	24,162	**34,528**	43,885	79,025
分部經營溢利(虧損)					
運費及船租	**1,179**	1,858	**1,963**	3,179	1,973
貿易	**–**	397	**–**	520	1,641
在中國之投資	**618**	121	**153**	(375)	(291)
其他業務	**(5,059)**	1,402	**(7,972)**	6,512	7,119
	(3,262)	3,778	**(5,856)**	9,836	10,442

	二零零二年六月三十日 千美元	二零零一年六月三十日 千美元	二零零一年十二月三十一日 千美元
分部資產			
運費及船租	**164,170**	139,173	131,154
貿易	**32**	17	24
在中國之投資	**6,305**	7,280	6,110
其他業務	**9,568**	13,899	12,531
	180,075	160,369	149,819
分部負債			
運費及船租	**95,146**	81,083	70,859
貿易	**47**	49	47
在中國之投資	**568**	895	265
其他業務	**2,407**	2,134	2,047
	98,168	84,161	73,218

」

上文所載Jinhui Shipping及其附屬公司之未經審核業績，其採用之主要會計政策及計算方法，乃根據香港會計師公會頒佈之會計實務準則而編製。

承董事會命
主席兼董事總經理
吳少輝

香港，二零零二年八月二十九日



Interim Report 2002

JINHUI

JINHUI HOLDINGS COMPANY LIMITED

The Board of Directors of Jinhui Holdings Company Limited (the "Company") announces the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2002 together with comparative figures for the corresponding period of 2001 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2002

	Note	**Six months ended 30 June 2002 (Unaudited) *HK$'000***	2001 (Unaudited) *HK$'000*
Turnover	*3*	**374,116**	457,638
Other operating income		**34,957**	28,278
Other net (expenses) income	*4*	**(62,144)**	50,245
Voyage related expenses		**(229,612)**	(290,596)
Cost of trading goods sold		**(89,772)**	(107,484)
Staff costs		**(17,294)**	(21,072)
Other operating expenses		**(25,531)**	(19,334)
Depreciation and amortization		**(33,210)**	(27,071)
(Loss) Profit from operations	*3*	**(48,490)**	70,604
Share of results of associates		**–**	(133)
Interest income		**3,650**	12,970
Interest expenses		**(10,439)**	(13,053)
(Loss) Profit before taxation		**(55,279)**	70,388
Taxation	*5*	**(340)**	(402)
(Loss) Profit from ordinary activities after taxation		**(55,619)**	69,986
Minority interests		**25,155**	(37,560)
Net (loss) profit for the period		**(30,464)**	32,426
(Loss) Earnings per share – basic *(HK cents)*	*6*	**(5.79)**	6.16

CONDENSED CONSOLIDATED BALANCE SHEET
At 30 June 2002

	Note	30 June 2002 (Unaudited) HK$'000	31 December 2001 (Audited) HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Fixed assets		**1,348,062**	1,112,779
Intangible asset		**141**	148
Interests in associates		**(27)**	(28)
Other investments		**52,472**	54,151
Other non-current assets		**14,238**	3,626
		1,414,886	1,170,676
Current assets			
Inventories		**18,704**	20,687
Short-term investments		**50,437**	29,394
Trade receivables	*7*	**85,190**	78,296
Prepayments, deposits and other receivables		**55,344**	81,820
Pledged deposits		**40,981**	7,369
Bank balances and cash		**70,025**	207,626
		320,681	425,192
Current liabilities			
Trade payables	*8*	**57,800**	68,553
Accrued charges and other payables		**90,949**	84,301
Taxation		**137**	387
Bank loans, secured		**84,968**	65,785
Bank overdrafts, secured		**40,591**	47,519
		274,445	266,545
Net current assets		**46,236**	158,647
Total assets less current liabilities		**1,461,122**	1,329,323
Non-current liabilities			
Bank loans, secured		**614,256**	426,844
Minority interests		**367,817**	392,969
Net assets		**479,049**	509,510
CAPITAL AND RESERVES			
Issued capital		**52,624**	52,624
Reserves		**426,425**	456,886
Shareholders' funds		**479,049**	509,510

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2002

	Issued capital (Unaudited) *HK$'000*	Share premium (Unaudited) *HK$'000*	Capital reserve (Unaudited) *HK$'000*	Capital redemption reserve (Unaudited) *HK$'000*	Revenue reserve/ (accumulated losses) (Unaudited) *HK$'000*	Total (Unaudited) *HK$'000*
At 1 January 2002	52,624	288,733	139,652	2,023	26,478	509,510
Exchange reserve arising on consolidation	–	–	3	–	–	3
Loss for the period	–	–	–	–	(30,464)	(30,464)
At 30 June 2002	**52,624**	**288,733**	**139,655**	**2,023**	**(3,986)**	**479,049**
At 1 January 2001	52,624	288,733	139,640	2,023	44,934	527,954
Exchange reserve arising on consolidation	–	–	7	–	–	7
Release on disposal of an associate	–	–	6	–	–	6
Profit for the period	–	–	–	–	32,426	32,426
At 30 June 2001	52,624	288,733	139,653	2,023	77,360	560,393

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2002

	Six months ended 30 June	
	2002	2001
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Net cash (outflow) inflow from operating activities	**(24,598)**	131,143
Net cash outflow from investing activities	**(259,626)**	(248,118)
Net cash inflow from financing activities	**153,551**	228,162
Net (decrease) increase in cash and cash equivalents	**(130,673)**	111,187
Cash and cash equivalents at the beginning of the period	**160,107**	52,516
Cash and cash equivalents at the end of the period	**29,434**	163,703
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	**70,025**	203,764
Bank overdrafts, secured	**(40,591)**	(40,061)
	29,434	163,703

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1. Review by auditors

The consolidated interim results of the Group for the six months ended 30 June 2002 have been reviewed by our auditors, Messrs. Moores Rowland, in accordance with Statement of Auditing Standard 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Society of Accountants ("HKSA"). An unmodified review conclusion has been issued by the auditors.

2. Basis of preparation and accounting policies

These interim financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the HKSA and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). They should be read in conjunction with the annual financial statements and notes thereto included in the annual report of the Group for the year ended 31 December 2001.

The accounting policies and methods of computation used in the preparation of these interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2001 except that the Group has adopted several new or revised SSAPs issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2002. The effect of such changes to the results for the period are not material and details of these changes in the accounting policies will be given in the 2002 annual financial statements.

3. Segmental information

An analysis of the Group's turnover and profit (loss) from operations by principal activities is as follows:

	Turnover Six months ended 30 June		**Profit (Loss) from operations** Six months ended 30 June	
	2002 (Unaudited) *HK$'000*	2001 (Unaudited) *HK$'000*	**2002 (Unaudited) *HK$'000***	2001 (Unaudited) *HK$'000*
Chartering freight and hire	**267,333**	341,468	**12,030**	20,505
Trading	**104,797**	115,337	**2,004**	3,866
Investments in China	**1,986**	833	**635**	(3,745)
Other operations	**–**	–	**(63,159)**	49,978
	374,116	457,638	**(48,490)**	70,604

The Group's chartering freight and hire businesses were carried out internationally and cannot be attributable to any particular geographical location. During the period, about 95% of the Group's turnover from trading operations was carried out in Hong Kong *(six months ended 30 June 2001: 26%)* and the balance was mainly carried out in mainland China. The Group's other operations, including property investments, foreign currency transactions and short-term investments, were mainly carried out in Hong Kong in both periods.

4. Other net (expenses) income

Other net expenses for the period included a provision for a claim receivable of HK$30,200,000 payable by China Nonferrous Metals Group (Hong Kong) Limited ("CNMG") as an order for winding-up CNMG was issued by the High Court of Hong Kong on 8 May 2002.

5. **Taxation**

	Six months ended 30 June	
	2002	2001
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
The Company and its subsidiaries		
Hong Kong Profits Tax		
Current period	**342**	–
(Over) Under-provision in respect of prior periods	**(2)**	402
	340	402

Hong Kong Profits Tax has been provided at the rate of 16% *(six months ended 30 June 2001: 16%)* on the estimated assessable profits for the period. In the opinion of the Directors, a substantial portion of the Group's income neither arose in nor derived from Hong Kong and therefore was not subject to Hong Kong Profits Tax. The Group is also not subject to taxation in any other jurisdictions in which the Group operates.

6. **(Loss) Earnings per share**

The calculation of basic loss per share for the period is based on the net loss for the period of HK$30,464,000 *(six months ended 30 June 2001: net profit of HK$32,426,000)* and the weighted average number of 526,242,488 *(six months ended 30 June 2001: 526,242,488)* shares in issue during the period.

Diluted earnings or loss per share is not shown as there was no potential ordinary shares in issue during both periods.

7. **Trade receivables**

The credit terms given to charterers vary from 15 to 60 days according to the types of vessel's employment. The credit terms given to trading customers vary based on the financial assessments and payment track records. Credit limits are set for all customers and are revised only with the approval of senior management. General credit terms are payments by the end of 60 to 120 days following the month in which sales took place.

The ageing analysis of trade receivables (net of provision for bad and doubtful debts) is as follows:

	30 June 2002	31 December 2001
	(Unaudited)	(Audited)
	HK$'000	*HK$'000*
0 – 90 days	**71,672**	58,518
91 – 180 days	**11,728**	16,823
181 – 365 days	**1,446**	1,618
Over 365 days	**344**	1,337
	85,190	78,296

8. Trade payables

The ageing analysis of trade payables is as follows:

	30 June 2002 (Unaudited) *HK$'000*	31 December 2001 (Audited) *HK$'000*
0 – 90 days	**45,183**	54,792
91 – 180 days	**3,956**	984
181 – 365 days	**511**	637
Over 365 days	**8,150**	12,140
	57,800	68,553

9. Comparative figures

Certain comparative figures have been reclassified to conform to the current period's presentation.

INTERIM DIVIDEND

The Board has resolved not to recommend the payment of any interim dividend for the period *(six months ended 30 June 2001: Nil).*

BUSINESS REVIEW

Turnover for the six months ended 30 June 2002 was HK$374,116,000, representing a decrease of 18% as compared to the last corresponding period. Net loss for the period amounted to HK$30,464,000 whereas a profit of HK$32,426,000 was made for the last corresponding period. Basic loss per share was HK5.79 cents for the period as against basic earnings per share of HK6.16 cents for the last corresponding period.

Contrary to the first half of 2001 in which the shipping market was firm and healthy, the slowdown in the world's economies and rising in operating costs such as fuel costs and maintenance expenses greatly affected the shipping industry during the first half of 2002. During the period, the freight rates remained low as a whole though the dry bulk freight markets have arisen and improved gradually since the end of 2001. The Baltic Freight Index opened at 876 and closed at 1,005 during the period. This was still 381 points below that at 1,386 by the end of June 2001. The decline in freight rates exerted a negative impact on the Group's shipping activities as its committed tonnage was yet to be unwound. The shipping turnover was HK$267,333,000 for the period, representing a decrease of 22% as compared to that of the last corresponding period. During the period, the Company put every effort to improve efficiency and adopted active measures to reduce its main operating costs. Under such circumstances, the Group's shipping operations managed to operate at a profit of HK$12,030,000 for the period; whereas an operating profit of HK$20,505,000 was reported for the last corresponding period.

Meanwhile, the Group remains its strategy of expanding fleet of well-equipped and modernized owned vessels. During the period, two motor vessels namely "Jin Tai" and "Jin Kang" were delivered respectively in January and March 2002 as scheduled. As at 30 June 2002, the Group owned eleven dry bulk vessels with total dead weight tonnages of about 544,000 tonnes.

Affected by the downturn of the economy, the turnover for the Group's trading of chemical products was HK$104,797,000, representing a decrease of 9% as compared to the last corresponding period. A modest profit was reported for both the trading activities and investments in China during the period.

The Group's other operations recorded an operating loss of HK$63,159,000 for the period mainly due to the provision made for a claim receivable of HK$30,200,000 payable by CNMG as an order for winding-up CNMG was issued by the High Court of Hong Kong on 8 May 2002. The Group also suffered from the drastic and unexpected rebound of Japanese Yen and the weakening of United States Dollars during the period and incurred realized and unrealized exchange loss for the Group's foreign currency exposure in Japanese Yen. The Group has foreign currency exposures in Japanese Yen derived from the borrowings in Japanese Yen to finance the payments for the deliveries of newbuildings in previous years.

FINANCIAL REVIEW

Liquidity, financial resources and capital structure

The deliveries of the two dry bulk vessels, namely "Jin Tai" and "Jin Kang", during the period were mainly funded by bank loans. The total of the Group's pledged deposits, bank balances and cash decreased to HK$111,006,000 as at 30 June 2002 *(31 December 2001: HK$214,995,000)*. The Group's borrowings increased to HK$739,815,000 as at 30 June 2002 *(31 December 2001: HK$540,148,000)*, of which 17%, 7%, 22% and 54% are repayable respectively within one year, one to two years, two to five years and over five years. The gearing ratio, as calculated on the basis of total borrowings over shareholders' funds, increased to 154% *(31 December 2001: 106%)*. All the borrowings were committed on a floating rate basis and were denominated mainly in United States Dollars and Japanese Yen. Should market conditions require, the Group will consider appropriate foreign exchange and interest rate hedging products to mitigate the Group's exposure.

Pledge of assets

As at 30 June 2002, the Group's fixed assets of HK$1,113,950,000 *(31 December 2001: HK$891,533,000)*, short-term investments of HK$40,911,000 *(31 December 2001: HK$19,000,000)*, deposits of HK$40,981,000 *(31 December 2001: HK$7,369,000)* and some of the shares and chartering income of ship owning subsidiaries were pledged to secure credit facilities utilized by the Group.

Capital expenditures and commitments

Out of the Group's capital expenditures totalling HK$272,530,000 for the six months ended 30 June 2002 *(six months ended 30 June 2001: HK$267,235,000)*, approximately HK$272,202,000 *(six months ended 30 June 2001: HK$262,071,000)* was spent on the constructions of the Group's owned vessels.

As at 30 June 2002, the Group had capital expenditure commitments relating to the newbuilding of one *(31 December 2001: three)* dry bulk vessel. The purchase price of the vessel was approximately HK$163,020,000 *(31 December 2001: HK$494,910,000)* and the amount contracted but not provided for, net of deposits paid, was approximately HK$130,416,000 *(31 December 2001: HK$395,226,000)*.

Contingent liabilities

Except for certain guarantees amounting to HK$771,000 as at 30 June 2002 *(31 December 2001: HK$486,000)* granted by the Company's subsidiaries to third parties in their ordinary course of businesses, the Group had no other contingent liabilities.

EMPLOYEES

As at 30 June 2002, the Group employed approximately 430 employees including 289 crew *(31 December 2001: 370 employees including 237 crew)*. The Group remunerated its employees in accordance with their performances, experiences and prevailing market practices and provided them with usual fringe benefits.

OUTLOOK

Looking ahead, the global economy is expected to continue a trend of slow recovery in the foreseeable future. The dry bulk market has just started to pick up quite strongly due to strong demand and therefore we are optimistic for the rest of 2002. The Group is confident that there would be sufficient demand to meet its tonnage commitments. While focusing the core shipping businesses, the Group will continue taking efforts to improve efficiency, reduce the operating costs and remain conscious to the changing market conditions in mapping out its business and investment strategies.

DIRECTORS' INTERESTS IN SHARES AND RIGHTS TO ACQUIRE SHARES

As at 30 June 2002, the directors had the following interests in the share capital of the Company and its associated corporations which is required to be recorded in the Register of Directors' Interests pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies:

Name	Type of interests	No. of shares in the Company	No. of shares in Jinhui Shipping and Transportation Limited
Mr. Ng Siu Fai	Interests other than personal, family and corporation	*Note*	*Note*
Mr. Ng Kam Wah Thomas	Interests other than personal, family and corporation	*Note*	*Note*
Mr. Ng Ki Hung Frankie	Interests other than personal, family and corporation	*Note*	*Note*
Mr. So Wing Hung Peter	Family interests	2,500,000	15,000

Note: Lorimer Limited, in its capacity as trustee of the Ng Hing Po 1991 Trust, is the legal owner of the entire issued share capital of Fairline Consultants Limited which is the legal and beneficial owner of 303,856,282 shares of the Company and 494,049 shares of Jinhui Shipping and Transportation Limited as at 30 June 2002. The Ng Hing Po 1991 Trust is a discretionary trust, the eligible beneficiaries of which include members of the Ng family. Both Messrs. Ng Siu Fai and Ng Kam Wah Thomas are directors of Fairline Consultants Limited.

Save as disclosed herein, none of the directors or their associates had any interest either beneficially or non-beneficially in any shares of the Company, its holding company or any of its subsidiaries and associated corporations within the meaning of the SDI Ordinance at balance sheet date and at no time during the six months ended 30 June 2002 was the Company, its holding company or any of its subsidiaries a party to any arrangements to enable the directors or any of their spouses or children under eighteen years of age to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

According to the register of substantial shareholders maintained under section 16(1) of the SDI Ordinance, the following shareholder had an interest representing 10% or more of the issued share capital of the Company as at 30 June 2002:

Name of shareholder	No. of shares in the Company
Fairline Consultants Limited	303,856,282

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the six months ended 30 June 2002.

CODE OF BEST PRACTICE

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not at any time during the six months ended 30 June 2002, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except that the Non-Executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Articles of Association.

By Order of the Board
Ng Siu Fai
Chairman and Managing Director

Hong Kong, 18 September 2002

金輝集團有限公司（「本公司」）之董事會公佈本公司及其附屬公司（「本集團」）截至二零零二年六月三十日止六個月之未經審核綜合中期業績連同二零零一年同期之比較數字如下：

簡明綜合收益表

截至二零零二年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零二年 （未經審核） 千港元	 二零零一年 （未經審核） 千港元
營業額	3	**374,116**	457,638
其他經營收入		**34,957**	28,278
其他（開支）收入淨額	4	**(62,144)**	50,245
航海相關開支		**(229,612)**	(290,596)
供買賣產品銷售成本		**(89,772)**	(107,484)
員工成本		**(17,294)**	(21,072)
其他經營開支		**(25,531)**	(19,334)
折舊及攤銷		**(33,210)**	(27,071)
經營（虧損）溢利	3	**(48,490)**	70,604
應佔聯營公司業績		**—**	(133)
利息收入		**3,650**	12,970
利息開支		**(10,439)**	(13,053)
除税前（虧損）溢利		**(55,279)**	70,388
税項	5	**(340)**	(402)
日常業務之除税後（虧損）溢利		**(55,619)**	69,986
少數股東權益		**25,155**	(37,560)
本期間（虧損）溢利淨額		**(30,464)**	32,426
每股（虧損）盈利 — 基本*（港仙）*	6	**(5.79)**	6.16

簡明綜合資產負債表
於二零零二年六月三十日

	附註	二零零二年六月三十日（未經審核）千港元	二零零一年十二月三十一日（經審核）千港元
資產及負債			
非流動資產			
固定資產		**1,348,062**	1,112,779
無形資產		**141**	148
佔聯營公司之權益		**(27)**	(28)
其他投資		**52,472**	54,151
其他非流動資產		**14,238**	3,626
		1,414,886	1,170,676
流動資產			
存貨		**18,704**	20,687
短期投資		**50,437**	29,394
應收貿易賬項	7	**85,190**	78,296
預付款項、按金及其他應收賬項		**55,344**	81,820
已抵押存款		**40,981**	7,369
銀行結存及現金		**70,025**	207,626
		320,681	425,192
流動負債			
應付貿易賬項	8	**57,800**	68,553
應計費用及其他應付賬項		**90,949**	84,301
税項		**137**	387
有抵押銀行貸款		**84,968**	65,785
有抵押銀行透支		**40,591**	47,519
		274,445	266,545
流動資產淨值		**46,236**	158,647
資產總值減流動負債		**1,461,122**	1,329,323
非流動負債			
有抵押銀行貸款		**614,256**	426,844
少數股東權益		**367,817**	392,969
資產淨值		**479,049**	509,510
資本及儲備			
已發行股本		**52,624**	52,624
儲備		**426,425**	456,886
股東權益		**479,049**	509,510

簡明綜合股東權益變動表
截至二零零二年六月三十日止六個月

	已發行股本（未經審核）千港元	股本溢價（未經審核）千港元	資本儲備（未經審核）千港元	資本贖回儲備（未經審核）千港元	收入儲備（累積虧損）（未經審核）千港元	總額（未經審核）千港元
於二零零二年一月一日	52,624	288,733	139,652	2,023	26,478	509,510
綜合賬目而產生之匯兑儲備	–	–	3	–	–	3
期內虧損	–	–	–	–	(30,464)	(30,464)
於二零零二年六月三十日	**52,624**	**288,733**	**139,655**	**2,023**	**(3,986)**	**479,049**
於二零零一年一月一日	52,624	288,733	139,640	2,023	44,934	527,954
綜合賬目而產生之匯兑儲備	–	–	7	–	–	7
出售聯營公司而撥出	–	–	6	–	–	6
期內溢利	–	–	–	–	32,426	32,426
於二零零一年六月三十日	52,624	288,733	139,653	2,023	77,360	560,393

簡明綜合現金流量表

截至二零零二年六月三十日止六個月

	截至六月三十日止六個月 二零零二年 (未經審核) 千港元	二零零一年 (未經審核) 千港元
來自經營業務之現金(流出)流入淨額	**(24,598)**	131,143
來自投資活動之現金流出淨額	**(259,626)**	(248,118)
來自融資活動之現金流入淨額	**153,551**	228,162
現金及現金等值項目之(減少)增加	**(130,673)**	111,187
期初結存之現金及現金等值項目	**160,107**	52,516
期末結存之現金及現金等值項目	**29,434**	163,703
現金及現金等值項目結存之分析		
銀行結存及現金	**70,025**	203,764
有抵押銀行透支	**(40,591)**	(40,061)
	29,434	163,703

中期財務報表附註

1. 核數師審閱

本集團截至二零零二年六月三十日止六個月之綜合中期業績已由本集團核數師摩斯倫會計師事務所根據香港會計師公會頒佈之核數準則第700號「中期財務報告的審閱」進行審閱。核數師已發出一項毋須修訂之審閱結論。

2. 編製基準及會計政策

中期財務報表乃根據香港會計師公會頒佈之會計實務準則(「會計實務準則」)第25號「中期財務報告」及香港聯合交易所有限公司證券上市規則(「上市規則」)附錄16之有關披露規定而編製，並須與本集團截至二零零一年十二月三十一日止年度之年報所載之全年財務報表及有關附註一併參閱。

除本集團採用香港會計師公會頒佈並適用於二零零二年一月一日後之會計期間之全新或經修訂會計實務準則外，本集團編製中期財務報表時所採用之會計政策及計算方法與截至二零零一年十二月三十一日止年度全年財務報表所採用者一致。本期間內出現之該等變動並無重大影響，而該等會計政策之變動詳情將載於二零零二年全年財務報表內。

3. 分部資料

本集團營業額及經營溢利(虧損)按主要業務分析如下：

	營業額 截至六月三十日止六個月		經營溢利(虧損) 截至六月三十日止六個月	
	二零零二年 (未經審核) *千港元*	二零零一年 (未經審核) *千港元*	二零零二年 (未經審核) *千港元*	二零零一年 (未經審核) *千港元*
運費及船租	**267,333**	341,468	**12,030**	20,505
貿易	**104,797**	115,337	**2,004**	3,866
在中國之投資	**1,986**	833	**635**	(3,745)
其他業務	—	—	**(63,159)**	49,978
	374,116	457,638	**(48,490)**	70,604

本集團之運費及船租業務遍佈全球，故不能歸納於任何特定之地域。期內，本集團貿易業務之營業額約95%*(截至二零零一年六月三十日止六個月：26%)*源自香港，其餘則主要源自中國內地。於上述兩段期間內，本集團之其他業務包括物業投資、外滙交易及短期投資則主要位於香港。

4. 其他(開支)收入淨額

期內之其他開支淨額包括因香港高等法院於二零零二年五月八日頒令中國有色金屬(香港)集團有限公司(「有色金屬集團」)清盤，本集團就有色金屬集團所欠之應收索償30,200,000港元作出撥備。

5. 稅項

	截至六月三十日止六個月	
	二零零二年	二零零一年
	(未經審核)	(未經審核)
	千港元	*千港元*
本公司及其附屬公司		
香港利得稅		
本期間	**342**	—
以往期間之(超額)不足撥備	**(2)**	402
	340	402

香港利得稅乃根據期內之估計應課稅溢利按16% *(截至二零零一年六月三十日止六個月:16%)* 之稅率提撥準備。董事認為,本集團大部份收入並非來自或源自香港,故毋須繳納香港利得稅。本集團在其他有經營業務之司法權區一概毋須繳納稅款。

6. 每股(虧損)盈利

期內之每股基本虧損乃根據期內虧損淨額30,464,000港元 *(截至二零零一年六月三十日止六個月:溢利淨額32,426,000港元)* 及期內已發行股份之加權平均數526,242,488 *(截至二零零一年六月三十日止六個月:526,242,488)* 股計算。

由於本期間及上期間均無發行任何潛在普通股,故並無呈列每股攤薄盈利或虧損。

7. 應收貿易賬項

本集團給予租船人之信貸期由15至60日不等,視乎不同種類之船舶而定。給予貿易客戶之信貸期則視乎客戶之財務評級及付款紀錄而定。所有客戶均設有信貸限額,並僅在高級管理層批准後方可修訂。一般信貸期為銷售後60至120日內付款。

應收貿易賬項(已扣除呆壞賬撥備)之賬齡分析如下:

	二零零二年六月三十日	二零零一年十二月三十一日
	(未經審核)	(經審核)
	千港元	*千港元*
0－90日	**71,672**	58,518
91 －180日	**11,728**	16,823
181－365日	**1,446**	1,618
365日以上	**344**	1,337
	85,190	78,296

8. 應付貿易賬項

應付貿易賬項之賬齡分析如下：

	二零零二年 六月三十日 （未經審核） *千港元*	二零零一年 十二月三十一日 （經審核） *千港元*
0－90日	**45,183**	54,792
91－180日	**3,956**	984
181－365日	**511**	637
365日以上	**8,150**	12,140
	57,800	68,553

9. 比較數字

若干比較數字已重新分類，以符合本期間之呈報方式。

中期股息

董事會經決議就本期間不建議派發任何中期股息*（截至二零零一年六月三十日止六個月：無）*。

業務回顧

截至二零零二年六月三十日止六個月之營業額為374,116,000港元，較去年同期減少18%。本期間之虧損淨額為30,464,000港元，而去年同期之溢利淨額則為32,426,000港元。本期間之每股基本虧損為5.79港仙，而去年同期之每股基本盈利則為6.16港仙。

二零零一年上半年航運市場穩健、表現理想，惟於二零零二年上半年市況逆轉，全球經濟放緩以及燃料費及保養費等營運成本上升均大大影響航運業。於本期內，雖然乾貨航運市場之運費由二零零一年年底開始已見改善並逐步上升，但是整體運費仍然偏低。波羅的海航運指數於期初為876點，期末為1,005點，但仍較二零零一年六月底之1,386點低381點。運費下挫對本集團之航運業務有負面影響，其因為本集團須承擔未完成之租船經營合約。期內航運業務之營業額為267,333,000港元，較去年同期減少22%。本集團於期內致力提升效率，積極削減營運成本，因此，本集團之航運業務於期內錄得溢利12,030,000港元；去年同期之經營溢利則為20,505,000港元。

本集團同時亦繼續落實其擴充設備完善和現代化自置船隊之計劃。於期內，兩艘機動船舶「Jin Tai」及「Jin Kang」已分別於二零零二年一月及三月如期交付。於二零零二年六月三十日，本集團擁有十一艘散裝乾貨船，總載重量約為544,000公噸。

本集團化工產品貿易業務之營業額因經濟衰退較去年同期下跌9%，為104,797,000港元。本集團的貿易業務及在中國之投資於期內均錄得適度溢利。

於期內，本集團之其他業務錄得經營虧損63,159,000港元，主因為香港高等法院於二零零二年五月八日頒令有色金屬集團清盤，本集團就有色金屬集團所欠之應收索償30,200,000港元作出撥備。期內，本集團亦受到日圓在預期外大幅度回升及美元疲弱所影響，在日圓的外幣風險中錄得已變現及未變現匯兌虧損。本集團之日圓外幣風險主要來自為支付過往年度所交付之新造船舶而借取之日圓款項。

財務回顧

流動資金、財務資源及資本架構

期內交付兩艘散裝乾貨船「Jin Tai」及「Jin Kang」所需之資金主要以銀行貸款支付。於二零零二年六月三十日，本集團之已抵押存款、銀行結存及現金合共111,006,000港元*（二零零一年十二月三十一日：214,995,000港元）*。本集團於二零零二年六月三十日之銀行借貸增至739,815,000港元*（二零零一年十二月三十一日：540,148,000港元）*，其中17%、7%、22%及54%分別須於一年內、一年至兩年內、兩年至五年內及五年後償還。以總借貸除以股東權益計算之資本負債比率上升至154%*（二零零一年十二月三十一日：106%）*。銀行借貸均按浮動利率計算利息，並主要以美元及日元結算。本集團會配合市況於有需要時考慮採用恰當之外匯及息率對沖工具，減低本集團之外幣匯兌風險。

資產抵押

於二零零二年六月三十日，本集團之固定資產1,113,950,000港元*（二零零一年十二月三十一日：891,533,000港元）*、短期投資40,911,000港元*（二零零一年十二月三十一日：19,000,000港元）*、存款40,981,000港元*（二零零一年十二月三十一日：7,369,000港元）*及擁有船舶附屬公司之若干股份及租船合約收入均已抵押，以作為本集團信貸之擔保。

資本支出及承擔

本集團截至二零零二年六月三十日止六個月之資本支出總額為272,530,000港元*（截至二零零一年六月三十日止六個月：267,235,000港元）*，其中約272,202,000港元*（截至二零零一年六月三十日止六個月：262,071,000港元）*用於建造本集團之自置船舶。

於二零零二年六月三十日，本集團就一艘*（二零零一年十二月三十一日：三艘）*新造散裝乾貨船作出資本支出承擔。該船舶之總購入價約為163,020,000港元*（二零零一年十二月三十一日：494,910,000港元）*，而已訂約但未撥備之總額（扣除已付按金）則約為130,416,000港元*（二零零一年十二月三十一日：395,226,000港元）*。

或然負債

於二零零二年六月三十日，除本公司附屬公司於日常業務中向第三者提供為數771,000港元*（二零零一年十二月三十一日：486,000港元）*之若干擔保外，本集團並無任何其他或然負債。

僱員

於二零零二年六月三十日，本集團僱用約430名僱員，包括289名船員*（二零零一年十二月三十一日：370名僱員，包括237名船員）*。本集團會因應僱員之經驗及表現以及當時業內慣例釐定僱員薪酬並提供一般之額外福利。

展望

展望未來，全球經濟於可見將來應會繼續緩步復甦。乾貨航運市場因需求殷切而正開始轉趨活躍，因此，本集團對二零零二年餘下時間之市況深感樂觀。本集團相信市場需求足以吸納本集團之已承擔載貨量。本集團在集中發展核心航運業務之同時，亦會繼續提升效率，削減營運成本，並時刻留意市況變動，制定合宜之業務及投資策略。

董事之股份權益及購入股份之權利

於二零零二年六月三十日，董事持有本公司及其聯繫公司之股本而根據證券（披露權益）條例（「披露權益條例」）第29條規定須於董事權益登記冊上予以記錄，或根據上市公司董事進行證券交易的標準守則通知本公司及香港聯合交易所有限公司之權益如下：

姓名	權益類別	本公司股份數目	Jinhui Shipping and Transportation Limited股份數目
吳少輝先生	個人、家族及公司以外之權益	*附註*	*附註*
吳錦華先生	個人、家族及公司以外之權益	*附註*	*附註*
吳其鴻先生	個人、家族及公司以外之權益	*附註*	*附註*
蘇永雄先生	家族權益	2,500,000	15,000

附註：Lorimer Limited（以一九九一年吳興波信託之受託人身份）為Fairline Consultants Limited全部已發行股本之合法擁有人，而 Fairline Consultants Limited則為303,856,282 股本公司股份及494,049 股Jinhui Shipping and Transportation Limited股份之合法及實益擁有人。一九九一年吳興波信託為一項全權信託，其合資格受益人包括吳氏家族成員。吳少輝先生及吳錦華先生均為Fairline Consultants Limited之董事。

除本文所披露者外，各董事或彼等之聯繫人士於結算日概無實益或非實益擁有本公司、其控股公司或其任何附屬公司及聯繫公司(定義見披露權益條例)之股份權益，而於截至二零零二年六月三十日止六個月內任何時間，本公司、其控股公司或其任何附屬公司概無訂立任何安排，令董事或彼等各自之配偶或18歲以下之子女可藉購入本公司或任何其他法人團體之股份或債券而得益。

主要股東

根據披露權益條例第16(1)條規定置存之主要股東登記冊所示，於二零零二年六月三十日，下列股東持有本公司已發行股本10%或以上之權益：

股東名稱	持有本公司股份數目
Fairline Consultants Limited	303,856,282

購買、出售或贖回本公司上市證券

截至二零零二年六月三十日止六個月內，本公司或其任何附屬公司概無購買、出售或贖回任何本公司之上市證券。

最佳應用守則

除本公司之非執行董事並無指定任期而按本公司之公司組織章程細則於本公司之股東週年大會上輪值告退及膺選連任外，本公司並無任何董事知悉任何資料足以合理顯示本公司現時或曾於截至二零零二年六月三十日止六個月內任何時間，未有遵守上市規則附錄14所載之最佳應用守則的規定。

承董事會命
主席兼董事總經理
吳少輝

香港，二零零二年九月十八日



中期報告 2002

金輝集團有限公司

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

JINHUI

JINHUI HOLDINGS COMPANY LIMITED

(incorporated in Hong Kong with limited liability)

RESULTS FOR THE QUARTER ENDED 31 MARCH 2002 OF JINHUI SHIPPING AND TRANSPORTATION LIMITED

The following is a reproduction of an announcement released in Oslo by Jinhui Shipping and Transportation Limited (defined as the "Company" below), a subsidiary of Jinhui Holdings Company Limited, in accordance with the requirements of the Oslo Exchanges. This announcement is issued by Jinhui Holdings Company Limited pursuant to paragraph 2 of the Listing Agreement for information purpose only.

"UNAUDITED RESULTS

Turnover of the Company and its subsidiaries (the "Group") for the three months ended 31 March 2002 amounted to US$17,934,000, representing a decrease of 9% as compared with last corresponding period. The Group's overall net loss for the three months ended 31 March 2002 amounted to US$2,923,000 whereas a net profit of US$6,189,000 was reported in last corresponding period.

During the three months ended 31 March 2002, the shipping markets have arisen and improved gradually since the end of 2001. The Group's shipping operation managed to operate at a modest profit of US$784,000 for the quarter. However, the overall results of the Group for the quarter was offset by a provision for claim receivable of approximately US$3,872,000 payable by China Nonferrous Metals Group (Hong Kong) Limited ("CNMG") as an order for winding-up CNMG was issued by the High Court of Hong Kong on 8 May 2002.

CONSOLIDATED INCOME STATEMENT DATA

	3 months ended 31/3/2002 *US$'000*	3 months ended 31/3/2001 *US$'000*	Year ended 31/12/2001 *US$'000*
Turnover	**17,934**	19,723	79,025
(Loss) Profit from operations	**(2,594)**	6,058	10,442
Interest income	**152**	731	2,043
Interest expenses	**(489)**	(592)	(2,614)
Provision for impairment in value of fixed assets	**—**	—	(6,541)
Net (loss) profit for the period/year	**(2,923)**	6,189	3,325
(Loss) Earnings per share — basic *(US$)*	**(0.0297)**	0.0629	0.0338

CONSOLIDATED BALANCE SHEET DATA

	At 31/3/2002 *US$'000*	At 31/3/2001 *US$'000*	At 31/12/2001 *US$'000*
Fixed assets	**164,025**	136,331	131,436
Other investments	**5,742**	6,173	5,850
Other non-current assets	**1,305**	2,935	465
Current assets	**28,286**	43,331	38,834
Total assets	**199,358**	188,770	176,585
Capital and reserves	**95,628**	101,415	98,551
Minority interests	**(82)**	(71)	(74)
Non-current liabilities	**77,898**	58,702	53,344
Current liabilities	**25,914**	28,724	24,764
Total equity and liabilities	**199,358**	188,770	176,585

SEGMENTAL INFORMATION

	3 months ended 31/3/2002 *US$'000*	3 months ended 31/3/2001 *US$'000*	Year ended 31/12/2001 *US$'000*
Segment turnover			
Chartering freight and hire	**17,778**	19,711	78,622
Investments in China	**156**	12	403
	17,934	19,723	79,025
Segment profit (loss) from operations			
Chartering freight and hire	**784**	1,321	1,973
Trading	**—**	123	1,641
Investments in China	**(465)**	(496)	(291)
Other operations	**(2,913)**	5,110	7,119
	(2,594)	6,058	10,442

	At 31/3/2002 *US$'000*	At 31/3/2001 *US$'000*	At 31/12/2001 *US$'000*
Segment assets			
Chartering freight and hire	**166,731**	139,491	131,154
Trading	**17**	20	24
Investments in China	**5,916**	7,424	6,110
Other operations	**11,870**	16,606	12,531
	184,534	163,541	149,819
Segment liabilities			
Chartering freight and hire	**96,324**	79,418	70,859
Trading	**47**	47	47
Investments in China	**319**	361	265
Other operations	**2,167**	2,545	2,047
	98,857	82,371	73,218

"

By Order of the Board
Ng Siu Fai
Chairman and Managing Director

Hong Kong, 31 May 2002

JINHUI

JINHUI HOLDINGS COMPANY LIMITED
金輝集團有限公司

（於香港註冊成立之有限公司）

JINHUI SHIPPING AND TRANSPORTATION LIMITED
截至二零零二年三月三十一日止季度業績

下文乃轉載自金輝集團有限公司之附屬公司*Jinhui Shipping and Transportation Limited*（下文內稱「本公司」）按照奧斯陸交易所之規定而於奧斯陸發表之公佈。金輝集團有限公司根據上市協議第2段所規定予以披露，僅供參考之用。

「未經審核之業績

截至2002年3月31日止之三個月，本公司及其附屬公司（「本集團」）之營業額為17,934,000美元，較去年同期下降9%。截至2002年3月31日止之三個月，本集團之整體虧損淨額為2,923,000美元，比對去年同期之溢利淨額為6,189,000美元。

於2002年3月31日止之三個月內，航運市場已從2001年年底慢慢回升及改善，本集團本季度之航運業務錄得784,000美元之適度溢利，惟本集團需為一筆應由中國有色金屬集團（香港）有限公司（「有色金屬集團」）支付之應收索償約3,872,000美元作出撥備，其因為香港高等法院已於2002年5月8日向有色金屬集團發出清盤令，因此本集團季內之整體業績亦受到影響。

綜合收益表數據

	截至二零零二年三月三十一日止三個月	截至二零零一年三月三十一日止三個月	截至二零零一年十二月三十一日止年度
	千美元	*千美元*	*千美元*
營業額	**17,934**	19,723	79,025
經營（虧損）溢利	**(2,594)**	6,058	10,442
利息收入	**152**	731	2,043
利息開支	**(489)**	(592)	(2,614)
固定資產減值撥備	**—**	—	(6,541)
期／年內（虧損）溢利淨額	**(2,923)**	6,189	3,325
每股基本（虧損）盈利（*美元*）	**(0.0297)**	0.0629	0.0338

綜合資產負債表數據

	於二零零二年三月三十一日	於二零零一年三月三十一日	於二零零一年十二月三十一日
	千美元	*千美元*	*千美元*
固定資產	**164,025**	136,331	131,436
其他投資	**5,742**	6,173	5,850
其他非流動資產	**1,305**	2,935	465
流動資產	**28,286**	43,331	38,834
資產總值	**199,358**	188,770	176,585
資本及儲備	**95,628**	101,415	98,551
少數股東權益	**(82)**	(71)	(74)
非流動負債	**77,898**	58,702	53,344
流動負債	**25,914**	28,724	24,764
股本及負債總額	**199,358**	188,770	176,585

業務分析資料

	截至二零零二年三月三十一日止三個月	截至二零零一年三月三十一日止三個月	截至二零零一年十二月三十一日止年度
	千美元	*千美元*	*千美元*
按業務分析之營業額			
運費及船租	**17,778**	19,711	78,622
在中國之投資	**156**	12	403
	17,934	19,723	79,025
按業務分析之經營溢利（虧損）			
運費及船租	**784**	1,321	1,973
貿易	**—**	123	1,641
在中國之投資	**(465)**	(496)	(291)
其他業務	**(2,913)**	5,110	7,119
	(2,594)	6,058	10,442

	於二零零二年三月三十一日	於二零零一年三月三十一日	於二零零一年十二月三十一日
	千美元	*千美元*	*千美元*
按業務分析之資產			
運費及船租	**166,731**	139,491	131,154
貿易	**17**	20	24
在中國之投資	**5,916**	7,424	6,110
其他業務	**11,870**	16,606	12,531
	184,534	163,541	149,819
按業務分析之負債			
運費及船租	**96,324**	79,418	70,859
貿易	**47**	47	47
在中國之投資	**319**	361	265
其他業務	**2,167**	2,545	2,047
	98,857	82,371	73,218

」

承董事會命
主席兼董事總經理
吳少輝

香港，二零零二年五月三十一日

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

FORM OF PROXY FOR ANNUAL GENERAL MEETING TO BE HELD ON 27 MAY 2002

Number of shares to which this Proxy relates *(Note 1)*	

I/We *(Note 2)* ____________________

of *(Note 3)* ____________________

shareholder(s) of JINHUI HOLDINGS COMPANY LIMITED (the "Company") hereby appoint *(Note 4)* the Chairman of the Annual General Meeting of the Company or ____________________

____________________ of ____________________

____________________ as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Annual General Meeting of the Company (the "Meeting") to be held at Caine Room, Level 7, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 27 May 2002 at 9:30 a.m. and at any adjournment thereof as hereunder indicated in respect of the Resolutions set out in the Notice of the Meeting, and, if no such indication is given, as my/our proxy thinks fit.

RESOLUTIONS	For *(Note 5)*	Against *(Note 5)*
1. To receive and consider the Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2001.		
2. To re-elect Directors and fix their remuneration.		
3. To re-appoint Messrs. Moores Rowland as Auditors for the ensuing year and authorise the Directors to fix their remuneration.		
4. To grant a general mandate to the Directors to allot shares.		
5. To grant a general mandate to the Directors for the repurchase of shares.		
6. To add the nominal amount of the shares repurchased under resolution 5 to the mandate granted to the Directors under resolution 4.		

Dated this________________day of________________ 2002. Signature(s) *(Note 6)*________________

NOTES:

1. Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
2. Please insert full name(s) in BLOCK CAPITALS.
3. Please insert address(es) in BLOCK CAPITALS.
4. If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Annual General Meeting of the Company or" and insert the name and address of the proxy desired in the spaces provided. A member may appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED.
5. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED "AGAINST". If you do not indicate how you wish your proxy to vote your proxy will be entitled to vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the Meeting other than those referred to in the Notice convening the Meeting.
6. This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must either be executed under its common seal or under the hand of an officer, attorney or other person duly authorized to sign the same.
7. Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders are present at the Meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.
8. To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or other authority, must be deposited at the registered office of the Company at 26th Floor, Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting and any adjourned meeting.

金輝集團有限公司

(於香港註冊成立之有限公司)

於二零零二年五月二十七日舉行之股東週年大會適用之代表委任表格

本代表委任表格所代表之股份數目 *(註1)*	

本人／吾等 *(註2)* ______________________________

寓 *(註3)* ______________________________

為**金輝集團有限公司**(「本公司」)之股東，茲委任 *(註4)* 本公司股東週年大會主席或______________________________

____

寓______________________________

為本人／吾等之代表，代表本人／吾等出席訂於二零零二年五月二十七日上午九時三十分假座香港金鐘道88號太古廣場港麗酒店七樓金利廳舉行之本公司股東週年大會(「大會」)(及其任何續會)，按下列指示就大會通告所載之決議案投票，或如無任何指示，則由本人／吾等之代表自行酌情投票。

決議案	**贊成** *(註5)*	**反對** *(註5)*
1. 省覽截至二零零一年十二月三十一日止年度之財務報告及董事會與核數師之報告書		
2. 重選董事並釐定其酬金。		
3. 續聘摩斯倫會計師事務所擔任來年度之核數師，並授權董事會釐定核數師之酬金。		
4. 授予董事會配發股份之一般授權。		
5. 授予董事會購回股份之一般授權。		
6. 在根據決議案4而授予董事會之權力之上加上根據決議案5而購回之股份之面值。		

日期：二零零二年__________月__________日　　　簽署 *(註6)*：______________________________

附註：

1. 請將本代表委任表格所代表之　閣下名下股份數目填上。如未有填上股份數目，則本代表委任表格將被視為與　閣下名下之全部本公司股本中股份有關。
2. 請用**正楷**填上全名。
3. 請用**正楷**填上地址。
4. 如擬委任大會主席以外之人仕為代表，請將「本公司股東週年大會主席或」之字句刪去，並於空欄內填上所擬委派代表之姓名及地址。每位股東可委任一位或多位代表代其出席大會及投票。受委代表毋須為本公司股東。**於本代表委任表格內所作之任何修改均必須加以簽署。**
5. **注意：　閣下如擬投票贊成任何決議案，請在「贊成」欄內填上「✓」號，　閣下如擬投票反對任何決議案，請在「反對」欄內填上「✓」號**，如　閣下並未指示代表如何投票，則　閣下之代表有權自行酌情投票，並有權就召開該大會之通告所載以外惟於該大會上適當提呈之任何決議案酌情投票。
6. 本代表委任表格必須由　閣下或　閣下之正式書面授權人簽署，如股東為有限公司，則代表委任表格必須加蓋公司印鑑或由公司負責人、授權人或獲正式授權之其他人仕簽署。
7. 如屬任何股份之聯名登記持有人，任何一位該等人仕均可親身或委派代表於大會上投票，該出席投票人仕將被視為全權代表；惟若超過一位聯名股東親身或委派代表出席大會，則只有於股東名冊內就有關股份而排名於首之有關聯名持有人方可投票。
8. 本代表委任表格連同經簽署之授權書或其他授權文件(如有)，或經由公證人簽署證明之授權書或授權文件副本，最遲須於大會及任何續會指定舉行時間48小時前送交本公司之註冊辦事處香港干諾道西1-6號億利商業大廈26樓，方為有效。

Form 表格 **AR1**

Annual Return
周年申報表

Companies Registry
公 司 註 冊 處

Company Number 公司編號

306295

1 Company Name 公司名稱

JINHUI HOLDINGS COMPANY LIMITED
金輝集團有限公司

2 Business Name 商業名稱

N/A

3 Type of Company 公司的類別

☐ Private 私人 ☑ Others 其他

4 Address of Registered Office 註冊辦事處地址

26th Floor, Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong

5 Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
27	05	2002

which is 該日期爲

☑ Date of AGM or Date of written resolution passed in lieu of AGM
周年大會日期或以代替周年大會的書面決議的日期

☐ Anniversary Date of Incorporation 成立爲法團周年日期

6 Mortgages and Charges 按揭及押記

Total Amount outstanding at the date of this Return on all mortgages and charges which should be registered with the Registrar of Companies
截至本申報表日期，一切須向公司註冊處處長登記的按揭及押記的未償還總額

(Nil)

Presentor's Name and Address
提交人的姓名及地址

JINHUI HOLDINGS COMPANY LIMITED
26th Floor, Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong
Our Ref.: (MASTER)
Doc. No.: JHCL0031
Deadline: 08/07/2002

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

05/06/2002	CC408779
CR No. :	-306295-
Sh. Form :	AR1L
27	$140.00
TOTAL(CSH)	$140.00

Third revision to Specification No. 1/97 (Amendment No. 1/2000)
指明編號第1/97號的第3期修訂 (修訂編號第1/2000號)

CSA by P & L Associates, Hong Kong (Ar1.Fr

Date of Return 本申報表日期		
27	05	2002
DD 日	MM 月	YYYY 年

Annual Return (AR1)
周年申報表

Company Number 公司編號

306295

7 Share Capital 股本 (As at the date of this Return 截至本申報表日期)

Class of Shares 股份類別		Authorised Share Capital 法定股本 — Total Nominal Value 總面值	Issued Share Capital 已發行股本 — No. of Shares Issued 已發行股份數目	Total Nominal Value of Shares Issued 已發行股份的總面值	Total Paid up Value of Shares Issued (excluding premium) 已發行股份的已繳股款總值(不包括溢價)
Ordinary	HK$	100,000,000.00	526,242,488	52,624,248.80	52,624,248.80
Total 總值		HK$100,000,000.00	526,242,488	HK$52,624,248.80	HK$52,624,248.80

Enter below any changes to the structure of the company's share capital since the date of the last Return.
如公司股本的結構由上一份申報表日期以來曾經變動，請在下面填寫詳情。

Class of Shares 股份類別	Change 變動情況
	N/A

8 Past and Present Members 過去及現在的成員

For company with a share capital 有股本的公司

1 ☐ There have been no changes since the Annual Return for ________ .
由遞交 ________ 年度周年申報表以來，成員並無任何變動。

OR 或

2 ☑ A full list of members is enclosed (use Schedule 1).
隨附成員的詳細名單（使用附表一）。

For company without a share capital 無股本的公司

3 ☐ The number of members at the date of this Return is ________ .
於申報表日期的成員數目是 ________ 人。

9 Secretary 秘書

Name 姓名: HO Suk Lin 何 淑蓮
Surname 姓氏 / Other names 名字

Alias (if any) 別名（如有的話）: N/A
Previous Names 前用姓名: N/A

Address 地址: Flat E, 12/F., Block 7, City Garden, North Point, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號
I.D. Card Number 身份證號碼: G538967(3)
Company Number 公司編號: N/A

b Overseas Passport 海外護照
Number 號碼: N/A
Issuing Country 簽發國家: N/A

10 Directors 董事

1 Name 姓名: CUI Jian Hua 崔 建華
Surname 姓氏 / Other names 名字

Alias (if any) 別名（如有的話）: N/A
Previous Names 前用姓名: N/A

Address 地址: Unit A, 10th Floor, Tower 1, Ruby Court, 55 South Bay Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號
I.D. Card Number 身份證號碼: K747384(2)
Company Number 公司編號: N/A

b Overseas Passport 海外護照
Number 號碼: N/A
Issuing Country 簽發國家: N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

10 Directors 董事 (cont'd 續上頁)

2 Name 姓名

HO Kin Lung 何 健龍

Surname 姓氏 | Other names 名字

N/A	N/A
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

7A Fu Shan Mansion, Tai Koo Shing, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

B402392(2)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport
海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

3 Name 姓名

HO Suk Lin 何 淑蓮

Surname 姓氏 | Other names 名字

N/A	N/A
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

Flat E, 12/F., Block 7, City Garden, North Point, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

G538967(3)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport
海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Date of Return 本申報表日期		
27	05	2002
DD 日	MM 月	YYYY 年

Annual Return (AR1)
周年申報表

Company Number 公司編號: 306295

11 Registers 登記冊 Address where the company's registers are kept (if not the same address as in Section 4)
公司備存登記冊的地址（如並非備存於第4項的註冊辦事處內）

Register 登記冊	Address 地址
Members	5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong

12 Period Covered by Accounts Enclosed 隨附帳目所涵蓋的會計結算始末日期
(Except for Private Companies Limited by Shares 私人股份有限公司除外)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	01	2001	To 至	31	12	2001

13 Certificate 證明書

(a) I certify that the information given in this Return (including 3 pages of Continuation Sheets and 1 pages of Schedules) is true to the best of my knowledge and belief.
據本人所知及至誠相信，謹此證明本申報表內的資料（包括 ______ 張續頁及 ______ 張附表）真確無訛。

* (b) ~~I certify that the company has not, since the date of the last Annual Return issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 at the date of this Return, the excess are persons who under Section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~
~~本人證明公司由上一份周年申報表日期以來，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證，同時如成員數目於申報表日期超過五十，則根據公司條例第29(1)(b)條，所超出的成員不包括在所計算的五十名額內。~~

* Only relevant to private companies. Delete if not applicable.
* 僅與私人公司有關。如不適用，請刪去。

Signed 簽名：[signature]

(Name 姓名)：(HO Suk Lin) Date 日期： 27th May, 2002
Director 董事／~~Secretary 秘書~~

Form 表格 **AR1**

Annual Return
周年申報表

Continuation Sheet B (Sheet 1 of 3)
續頁 B 第 1 頁 (共 3 頁)

CR Companies Registry 公司註冊處

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
27	05	2002

Company Number 公司編號: 306295

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
NG 吳	Kam Wah Thomas 錦華

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Unit B, 18th Floor of Celestial Garden, No. 5 Repulse Bay Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D254632(A)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
NG 吳	Ki Hung Frankie 其鴻

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Unit B, 9th Floor of Celestial Garden, No. 5 Repulse Bay Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D054364(1)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 **AR1**

Annual Return
周年申報表

Continuation Sheet B (Sheet 2 of 3)
續頁 B 第 2 頁 (共 3 頁)

Companies Registry
公 司 註 冊 處

Date of Return 本申報表日期		
27	05	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 306295

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

NG Siu Fai 吳 少輝
Surname 姓氏 / Other names 名字

Alias (if any) 別名（如有的話）: N/A
Previous Names 前用姓名: N/A

Address 地址: 9C, 5 Repulse Bay Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號
- I.D. Card Number 身份證號碼: D178683(1)
- Company Number 公司編號: N/A

b Overseas Passport 海外護照
- Number 號碼: N/A
- Issuing Country 簽發國家: N/A

Capacity 身份: ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

SO Wing Hung Peter 蘇 永雄
Surname 姓氏 / Other names 名字

Alias (if any) 別名（如有的話）: N/A
Previous Names 前用姓名: N/A

Address 地址: Flat 24D, Block 6, Pokfulam Gardens, Pokfulam, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號
- I.D. Card Number 身份證號碼: A993405(A)
- Company Number 公司編號: N/A

b Overseas Passport 海外護照
- Number 號碼: N/A
- Issuing Country 簽發國家: N/A

Capacity 身份: ☑ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 **AR1**

Annual Return
周年申報表

Continuation Sheet B (Sheet 3 of 3)
續頁 B 第 3 頁 (共 3 頁)

CR
Companies Registry
公 司 註 冊 處

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
27	05	2002

Company Number 公司編號: 306295

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
TSUI 徐	Che Yin Frank 志賢

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 13A, Block 4, Braemar Hill Mansions, 21 Braemar Hill Road, North Point, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
C340989(7)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字

Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Capacity 身份 ☐ Director 董事 ☐ Alternate Director to 替代董事

Companies Registry
公 司 註 冊 處

Form 表格 AR1

Annual Return
周年申報表

Schedule 1 (Page 1 of 1)
附表一 第 1 頁 (共 1 頁)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
27	05	2002

Company Number 公司編號

306295

Details of Members 成員詳情

(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)
(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第 7 項)

Share Class 股份類別 ____________

Name 姓名	Address 地址	Shares 股份			Remarks 備註
		Current Holding (Note 1) 現時持有量 (註 1)	Transferred 轉讓 (Note 2 註 2)		
			Number 數目	Date 日期	
Please see attached sheet(s).					
	Total 總數				

Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
每類別股份的「現時持有量」總數必須與申報表第 7 項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。

THURSDAY, SEPTEMBER 19, 2002

CHINA DAILY

JINHUI

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2002

The Board of Directors of Jinhui Holdings Company Limited (the "Company") announces the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2002 together with comparative figures for the corresponding period of 2001 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Note	Six months ended 30 June 2002 (Unaudited) *HK$'000*	2001 (Unaudited) *HK$'000*
Turnover	3	**374,116**	457,638
Other operating income		**34,957**	28,278
Other net (expenses) income	4	**(62,144)**	50,245
Voyage related expenses		**(229,612)**	(290,596)
Cost of trading goods sold		**(89,772)**	(107,484)
Staff costs		**(17,294)**	(21,072)
Other operating expenses		**(25,531)**	(19,334)
Depreciation and amortization		**(33,210)**	(27,071)
(Loss) Profit from operations	3	**(48,490)**	70,604
Interest income		**3,650**	12,970
Interest expenses		**(10,439)**	(13,053)
Share of results of associates		**—**	(133)
(Loss) Profit before taxation		**(55,279)**	70,388
Taxation	5	**(340)**	(402)
(Loss) Profit from ordinary activities after taxation		**(55,619)**	69,986
Minority interests		**25,155**	(37,560)
Net (loss) profit for the period		**(30,464)**	32,426
(Loss) Earnings per share – *basic (HK cents)*	6	**(5.79)**	6.16

Notes:

1. **Review by auditors**

   The consolidated interim results of the Group for the six months ended 30 June 2002 have been reviewed by our auditors, Messrs. Moores Rowland, in accordance with Statement of Auditing Standard 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Society of Accountants ("HKSA"). An unmodified review conclusion has been issued by the auditors.

2. **Accounting policies**

   The accounting policies and methods of computation used by the Group for the six months ended 30 June 2002 are consistent with those used in the annual financial statements for the year ended 31 December 2001 except that the Group has adopted several new or revised Statement of Standard Accounting Practices issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2002. The effect of such changes to the results for the period are not material and details of these changes in the accounting policies will be given in the 2002 annual financial statements.

3. **Segmental information**

   An analysis of the Group's turnover and profit (loss) from operations by principal activities is as follows:

	Turnover Six months ended 30 June 2002 (Unaudited) *HK$'000*	2001 (Unaudited) *HK$'000*	Profit (Loss) from operations Six months ended 30 June 2002 (Unaudited) *HK$'000*	2001 (Unaudited) *HK$'000*
Chartering freight and hire	**267,333**	341,468	**12,030**	20,505
Trading	**104,797**	115,337	**2,004**	3,866
Investments in China	**1,986**	833	**635**	(3,745)
Other operations	**-**	-	**(63,159)**	49,978
	374,116	457,638	**(48,490)**	70,604

   The Group's chartering freight and hire businesses were carried out internationally and cannot be attributable to any particular geographical location. During the period, about 95% of the Group's turnover from trading operations was carried out in Hong Kong *(six months ended 30 June 2001: 26%)* and the balance was mainly carried out in mainland China. The Group's other operations, including property investments, foreign currency transactions and short-term investments, were mainly carried out in Hong Kong in both periods.

4. **Other net (expenses) income**

corresponding period. During the period, the Company put every effort to improve efficiency and adopted active measures to reduce its main operating costs. Under such circumstances, the Group's shipping operations managed to operate at a profit of HK$12,030,000 for the period; whereas an operating profit of HK$20,505,000 was reported for the last corresponding period.

Meanwhile, the Group remains its strategy of expanding fleet of well-equipped and modernized owned vessels. During the period, two motor vessels namely "Jin Tai" and "Jin Kang" were delivered respectively in January and March 2002 as scheduled. As at 30 June 2002, the Group owned eleven dry bulk vessels with total dead weight tonnages of about 544,000 tonnes.

Affected by the downturn of the economy, the turnover for the Group's trading of chemical products was HK$104,797,000, representing a decrease of 9% as compared to the last corresponding period. A modest profit was reported for both the trading activities and investments in China during the period.

The Group's other operations recorded an operating loss of HK$63,159,000 for the period mainly due to the provision made for a claim receivable of HK$30,200,000 payable by CNMG as an order for winding-up CNMG was issued by the High Court of Hong Kong on 8 May 2002. The Group also suffered from the drastic and unexpected rebound of Japanese Yen and the weakening of United States Dollars during the period and incurred realized and unrealized exchange loss for the Group's foreign currency exposure in Japanese Yen. The Group has foreign currency exposures in Japanese Yen derived from the borrowings in Japanese Yen to finance the payments for the deliveries of new buildings in previous years.

FINANCIAL REVIEW

Liquidity, financial resources and capital structure

The deliveries of the two dry bulk vessels, namely "Jin Tai" and "Jin Kang", during the period were mainly funded by bank loans. The total of the Group's pledged deposits, bank balances and cash decreased to HK$111,006,000 as at 30 June 2002 *(31 December 2001: HK$214,995,000)*. The Group's borrowings increased to HK$739,815,000 as at 30 June 2002 *(31 December 2001: HK$540,148,000)* of which 17%, 7%, 22% and 54% are repayable respectively within one year, one to two years, two to five years and over five years. The gearing ratio, as calculated on the basis of total borrowings over shareholders' funds, increased to 154% *(31 December 2001: 106%)*. All the borrowings were committed on a floating rate basis and were denominated mainly in United States Dollars and Japanese Yen. Should market conditions require, the Group will consider appropriate foreign exchange and interest rate hedging products to mitigate the Group's exposure.

Pledge of assets

As at 30 June 2002, the Group's fixed assets of HK$1,113,950,000 *(31 December 2001: HK$891,533,000)*, short-term investments of HK$40,911,000 *(31 December 2001: HK$19,000,000)*, deposits of HK$40,981,000 *(31 December 2001: HK$7,369,000)* and some of the shares and chartering income of ship owning subsidiaries were pledged to secure credit facilities utilized by the Group.

Capital expenditures and commitments

Out of the Group's capital expenditures totalling HK$272,530,000 for the six months ended 30 June 2002 *(six months ended 30 June 2001: HK$267,235,000)*, approximately HK$272,202,000 *(six months ended 30 June 2001: HK$262,071,000)* was spent on the constructions of the Group's owned vessels.

As at 30 June 2002, the Group had capital expenditure commitments relating to the newbuilding of one *(31 December 2001: three)* dry bulk vessel. The purchase price of the vessel was approximately HK$163,020,000 *(31 December 2001: HK$494,910,000)* and the amount contracted but not provided for, net of deposits paid, was approximately HK$130,416,000 *(31 December 2001: HK$395,226,000)*.

Contingent liabilities

Except for certain guarantees amounting to HK$771,000 as at 30 June

after taxation		(55,619)	69,986
Minority interests		25,155	(37,560)
Net (loss) profit for the period		(30,464)	32,426
(Loss) Earnings per share – *basic (HK cents)*	6	(5.79)	6.16

Notes:

1. **Review by auditors**

   The consolidated interim results of the Group for the six months ended 30 June 2002 have been reviewed by our auditors, Messrs. Moores Rowland, in accordance with Statement of Auditing Standard 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Society of Accountants ("HKSA"). An unmodified review conclusion has been issued by the auditors.

2. **Accounting policies**

   The accounting policies and methods of computation used by the Group for the six months ended 30 June 2002 are consistent with those used in the annual financial statements for the year ended 31 December 2001 except that the Group has adopted several new or revised Statement of Standard Accounting Practices issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2002. The effect of such changes to the results for the period are not material and details of these changes in the accounting policies will be given in the 2002 annual financial statements.

3. **Segmental information**

   An analysis of the Group's turnover and profit (loss) from operations by principal activities is as follows:

	Turnover Six months ended 30 June		Profit (Loss) from operations Six months ended 30 June	
	2002 (Unaudited) *HK$'000*	2001 (Unaudited) *HK$'000*	2002 (Unaudited) *HK$'000*	2001 (Unaudited) *HK$'000*
Chartering freight and hire	267,333	341,468	12,030	20,505
Trading	104,797	115,337	2,004	3,866
Investments in China	1,986	833	635	(3,745)
Other operations	–	–	(63,159)	49,978
	374,116	457,638	(48,490)	70,604

   The Group's chartering freight and hire businesses were carried out internationally and cannot be attributable to any particular geographical location. During the period, about 95% of the Group's turnover from trading operations was carried out in Hong Kong *(six months ended 30 June 2001: 26%)* and the balance was mainly carried out in mainland China. The Group's other operations, including property investments, foreign currency transactions and short-term investments, were mainly carried out in Hong Kong in both periods.

4. **Other net (expenses) income**

   Other net expenses for the period included a provision for a claim receivable of HK$30,200,000 payable by China Nonferrous Metals Group (Hong Kong) Limited ("CNMG") as an order for winding-up CNMG was issued by the High Court of Hong Kong on 8 May 2002.

5. **Taxation**

	Six months ended 30 June 2002 (Unaudited) *HK$'000*	2001 (Unaudited) *HK$'000*
The Company & its subsidiaries		
Hong Kong Profits Tax		
Current period	342	–
(Over)/Under-provision in respect of prior periods	(2)	402
	340	402

   Hong Kong Profits Tax has been provided at the rate of 16% *(six months ended 30 June 2001: 16%)* on the estimated assessable profits for the period. In the opinion of the Directors, a substantial portion of the Group's income neither arose in nor derived from Hong Kong and therefore was not subject to Hong Kong Profits Tax. The Group is also not subject to taxation in any other jurisdictions in which the Group operates.

6. **(Loss) Earnings per share**

   The calculation of basic loss per share for the period is based on the net loss for the period of HK$30,464,000 *(six months ended 30 June 2001: net profit of HK$32,426,000)* and the weighted average number of 526,242,488 *(six months ended 30 June 2001: 526,242,488)* shares in issue during the period.

   Diluted earnings or loss per share is not shown as there was no potential ordinary shares in issue during both periods.

INTERIM DIVIDEND

The Board has resolved not to recommend the payment of any interim dividend for the period *(six months ended 30 June 2001: Nil)*.

BUSINESS REVIEW

Turnover for the six months ended 30 June 2002 was HK$374,116,000, representing a decrease of 18% as compared to the last corresponding period. Net loss for the period amounted to HK$30,464,000 whereas a profit of HK$32,426,000 was made for the last corresponding period. Basic loss per share was HK5.79 cents for the period as against basic earnings per share of HK6.16 cents for the last corresponding period.

Contrary to the first half of 2001 in which the shipping market was firm and healthy, the slowdown in the world's economies and rising in operating costs such as fuel costs and maintenance expenses greatly affected the shipping industry during the first half of 2002. During the period, the freight rates remained low as a whole though the dry bulk freight markets have arisen and improved gradually since the end of 2001. The Baltic Freight Index opened at 876 and closed at 1,005 during the period. This was still 381 points below that at 1,386 by the end of June 2001. The decline in freight rates exerted a negative impact on the Group's shipping activities as its committed tonnage was yet to be unwound. The shipping turnover was HK$267,333,000 for the period, representing a decrease of 22% as compared to that of the last

foreign currency exposures in Japanese Yen derived from the borrowings in Japanese Yen to finance the payments for the deliveries of new buildings in previous years.

FINANCIAL REVIEW

Liquidity, financial resources and capital structure

The deliveries of the two dry bulk vessels, namely "Jin Tai" and "Jin Kang", during the period were mainly funded by bank loans. The total of the Group's pledged deposits, bank balances and cash decreased to HK$111,006,000 as at 30 June 2002 *(31 December 2001: HK$214,995,000)*. The Group's borrowings increased to HK$739,815,000 as at 30 June 2002 *(31 December 2001: HK$540,148,000)*, of which 17%, 7%, 22% and 54% are repayable respectively within one year, one to two years, two to five years and over five years. The gearing ratio, as calculated on the basis of total borrowings over shareholders' funds, increased to 154% *(31 December 2001: 106%)*. All the borrowings were committed on a floating rate basis and were denominated mainly in United States Dollars and Japanese Yen. Should market conditions require, the Group will consider appropriate foreign exchange and interest rate hedging products to mitigate the Group's exposure.

Pledge of assets

As at 30 June 2002, the Group's fixed assets of HK$1,113,950,000 *(31 December 2001: HK$891,533,000)*, short-term investments of HK$40,911,000 *(31 December 2001: HK$19,000,000)*, deposits of HK$40,981,000 *(31 December 2001: HK$7,369,000)* and some of the shares and chartering income of ship owning subsidiaries were pledged to secure credit facilities utilized by the Group.

Capital expenditures and commitments

Out of the Group's capital expenditures totalling HK$272,530,000 for the six months ended 30 June 2002 *(six months ended 30 June 2001: HK$267,235,000)*, approximately HK$272,202,000 *(six months ended 30 June 2001: HK$262,071,000)* was spent on the constructions of the Group's owned vessels.

As at 30 June 2002, the Group had capital expenditure commitments relating to the newbuilding of one *(31 December 2001: three)* dry bulk vessel. The purchase price of the vessel was approximately HK$163,020,000 *(31 December 2001: HK$494,910,000)* and the amount contracted but not provided for, net of deposits paid, was approximately HK$130,416,000 *(31 December 2001: HK$395,226,000)*.

Contingent liabilities

Except for certain guarantees amounting to HK$771,000 as at 30 June 2002 *(31 December 2001: HK$486,000)* granted by the Company's subsidiaries to third parties in their ordinary course of businesses, the Group had no other contingent liabilities.

EMPLOYEES

As at 30 June 2002, the Group employed approximately 430 employees including 289 crew *(31 December 2001: 370 employees including 237 crew)*. The Group remunerated its employees in accordance with their performances, experiences and prevailing market practices and provided them with usual fringe benefits.

OUTLOOK

Looking ahead, the global economy is expected to continue a trend of slow recovery in the foreseeable future. The dry bulk market has just started to pick up quite strongly due to strong demand and therefore we are optimistic for the rest of 2002. The Group is confident that there would be sufficient demand to meet its tonnage commitments. While focusing the core shipping businesses, the Group will continue taking efforts to improve efficiency, reduce the operating costs and remain conscious to the changing market conditions in mapping out its business and investment strategies.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the six months ended 30 June 2002.

CODE OF BEST PRACTICE

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not at any time during the six months ended 30 June 2002, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules") except that the Non-Executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Articles of Association.

PUBLICATION OF INTERIM RESULTS ON THE STOCK EXCHANGE'S WEBSITE

A detailed announcement of interim results for the six months ended 30 June 2002 containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be released on the website of the Stock Exchange of Hong Kong Limited in due course.

By Order of the Board
Ng Siu Fai
Chairman and Managing Director

Hong Kong, 18 September 2002

2002年9月19日 星期四

香港經濟日報

JINHUI

JINHUI HOLDINGS COMPANY LIMITED
金輝集團有限公司

(於香港註冊成立之有限公司)

截至二零零二年六月三十日止六個月
中期業績公佈

金輝集團有限公司(「本公司」)之董事會公佈本公司及其附屬公司(「本集團」)截至二零零二年六月三十日止六個月之未經審核綜合中期業績連同二零零一年同期之比較數字如下：

簡明綜合收益表

	附註	截至六月三十日止六個月 **二零零二年** **(未經審核)** *千港元*	 二零零一年 (未經審核) *千港元*
營業額	3	**374,116**	457,638
其他經營收入		**34,957**	28,278
其他(開支)收入淨額	4	**(62,144)**	50,245
航海相關開支		**(229,612)**	(290,596)
供買賣產品銷售成本		**(89,772)**	(107,484)
員工成本		**(17,294)**	(21,072)
其他經營開支		**(25,531)**	(19,334)
折舊及攤銷		**(33,210)**	(27,071)
經營(虧損)溢利	3	**(48,490)**	70,604
利息收入		**3,650**	12,970
利息開支		**(10,439)**	(13,053)
應佔聯營公司業績		**–**	(133)
除税前(虧損)溢利		**(55,279)**	70,388
税項	5	**(340)**	(402)
日常業務之除税後(虧損)／溢利		**(55,619)**	69,986
少數股東權益		**25,155**	(37,560)
本期間(虧損)溢利淨額		**(30,464)**	32,426
每股(虧損)盈利			
— *基本(港仙)*	6	**(5.79)**	6.16

附註：

1. **核數師審閱**

   本集團截至二零零二年六月三十日止六個月之綜合中期業績已由本集團核數師摩斯倫會計師事務所根據香港會計師公會(「香港會計師公會」)頒佈之核數準則第700號「中期財務報告的審閱」進行審閱。核數師已發出一項毋須修訂之審閱結論。

2. **會計政策**

   除本集團採用香港會計師公會頒佈並適用於二零零二年一月一日後之會計期間之全新或經修訂會計實務準則外，本集團編製截至二零零二年六月三十日止六個月之簡明中期財務報表時所採用之會計政策及計算方法與截至二零零一年十二月三十一日止年度全年財務報表所採用者一致。本期間內出現之該等變動並無重大影響，而該等會計政策之變動詳情將載於二零零二年全年財務報表內。

等營運成本上升均大大影響航運業。於本期內，雖然乾貨航運市場之運費由二零零一年年底開始已見改善並逐步上升，但是整體運費仍然偏低。波羅的海航運指數於期初為876點，期末為1,005點，但仍較二零零一年六月底之1,386點低381點。運費下挫對本集團之航運業務有負面影響，其因為本集團須承擔未完成之租船經營合約。期內航運業務之營業額為267,333,000港元，較去年同期減少22%。本集團於期內致力提升效率，積極削減營運成本，因此，本集團之航運業務於期內錄得溢利12,030,000港元；去年同期之經營溢利則為20,505,000港元。

本集團同時亦繼續落實其擴充設備完善和現代化自置船隊之計劃。於期內，兩艘機動船舶「Jin Tai」及「Jin Kang」已分別於二零零二年一月及三月如期交付。於二零零二年六月三十日，本集團擁有十一艘散裝乾貨船，總載重量約為544,000公噸。

本集團化工產品貿易業務之營業額因經濟衰退較去年同期下跌9%，為104,797,000港元。本集團的貿易業務及在中國之投資於期內均錄得適度溢利。

於期內，本集團之其他業務錄得經營虧損63,159,000港元，主因為香港高等法院於二零零二年五月八日頒令有色金屬集團清盤，本集團就有色金屬集團應付款項30,200,000港元之應收索償作出撥備。期內，本集團亦受到日圓在預期外大幅度回升及美元疲弱所影響，在日圓的外幣風險中錄得已變現及未變現匯兌虧損。本集團之日圓外幣風險主要來自為支付過往年度所交付之新造船舶而借取之日圓款項。

財務回顧

流動資金、財務資源及資本架構

期內交付兩艘散裝乾貨船「Jin Tai」及「Jin Kang」所需之資金主要以銀行貸款支付。於二零零二年六月三十日，本集團之已抵押存款、銀行結存及現金合共111,006,000港元*(二零零一年十二月三十一日：214,995,000港元)*。本集團於二零零二年六月三十日之銀行借貸增至739,815,000港元*(二零零一年十二月三十一日：540,148,000港元)*，其中17%、7%、22%及54%分別須於一年內、一年至兩年內、兩年至五年內及五年後償還。以總借貸除以股東權益計算之資本負債比率上升至154%*(二零零一年十二月三十一日：106%)*。銀行借貸均按浮動利率計算利息，並主要以美元及日元結算。本集團會配合市況於有需要時考慮採用恰當之外匯及息率對沖工具，減低本集團之外幣匯兌風險。

資產抵押

於二零零二年六月三十日，本集團之固定資產1,113,950,000港元*(二零零一年十二月三十一日：891,533,000港元)*、短期投資40,911,000港元*(二零零一年十二月三十一日：19,000,000港元)*、存款40,981,000港元(二

截至二零零二年六月三十日止六個月之簡明中期財務報表時所採用之會計政策及計算方法與截至二零零一年十二月三十一日止年度全年財務報表所採用者一致。本期間內出現之該等變動並無重大影響，而該等會計政策之變動詳情將載於二零零二年全年財務報表內。

3. 分部資料

本集團營業額及經營溢利(虧損)按主要業務分析如下：

	營業額 截至六月三十日止六個月		經營溢利(虧損) 截至六月三十日止六個月	
	二零零二年 (未經審核) 千港元	二零零一年 (未經審核) 千港元	**二零零二年 (未經審核) 千港元**	二零零一年 (未經審核) 千港元
運費及船租	**267,333**	341,468	**12,030**	20,505
貿易	**104,797**	115,337	**2,004**	3,866
在中國之投資	**1,986**	833	**635**	(3,745)
其他業務	**–**	–	**(63,159)**	49,978
	374,116	457,638	**(48,490)**	70,604

本集團之運費及船租業務遍佈全球，故不能歸納於任何特定之地域。期內，本集團貿易業務之營業額約95% *(截至二零零一年六月三十日止六個月：26%)* 源自香港，其餘則主要源自中國內地。於上述兩段期間內，本集團之其他業務包括物業投資、外滙交易及短期投資則主要位於香港。

4. 其他(開支)收入淨額

期內之其他開支淨額包括因香港高等法院於二零零二年五月八日頒令中國有色金屬(香港)集團有限公司(「有色金屬集團」)清盤，本集團就有色金屬集團應付款項30,200,000港元之應收索償作出撥備。

5. 稅項

	截至六月三十日止六個月	
	二零零二年 (未經審核) 千港元	二零零一年 (未經審核) 千港元
本公司及其附屬公司		
香港利得稅		
本期間	**342**	–
以往期間之(超額)／不足撥備	**(2)**	402
	340	402

香港利得稅乃根據期內之估計應課稅溢利按16% *(截至二零零一年六月三十日止六個月：16%)* 之稅率提撥準備。董事認為，本集團大部份收入並非來自或源自香港，故毋須繳納香港利得稅。本集團在其他有經營業務之司法權區一概毋須繳納稅款。

6. 每股(虧損)盈利

期內之每股基本虧損乃根據期內虧損淨額30,464,000港元 *(截至二零零一年六月三十日止六個月：溢利淨額32,426,000港元)* 及期內已發行股份之加權平均數526,242,488 *(截至二零零一年六月三十日止六個月：526,242,488)* 股計算。

由於本期間及上期間均無發行任何潛在普通股，故並無呈列每股攤薄盈利或虧損。

中期股息

董事會經決議就本期間不建議派發任何中期股息 *(截至二零零一年六月三十日止六個月：無)*。

業務回顧

截至二零零二年六月三十日止六個月之營業額為374,116,000港元，較去年同期減少18%。本期間之虧損淨額為30,464,000港元，而去年同期之溢利淨額則為32,426,000港元。本期間之每股基本虧損為5.79港仙，而去年同期之每股基本盈利則為6.16港仙。

二零零一年上半年航運市場穩健、表現理想，惟於二零零二年上半年市況逆轉，全球經濟放緩以及燃料費及保養費

於二零零二年六月三十日，本集團之固定資產1,113,950,000港元 *(二零零一年十二月三十一日：891,533,000港元)*、短期投資40,911,000港元 *(二零零一年十二月三十一日：19,000,000港元)*、存款40,981,000港元 *(二零零一年十二月三十一日：7,369,000港元)* 及擁有船舶附屬公司之若干股份及租船合約收入均已抵押，以作為本集團信貸之擔保。

資本支出及承擔

本集團截至二零零二年六月三十日止六個月之資本支出總額為272,530,000港元 *(截至二零零一年六月三十日止六個月：267,235,000港元)*，其中約272,202,000港元 *(截至二零零一年六月三十日止六個月：262,071,000港元)* 用於建造本集團之自置船舶。

於二零零二年六月三十日，本集團就一艘 *(二零零一年十二月三十一日：三艘)* 新造散裝乾貨船作出資本支出承擔。該船舶之總購入價約為163,020,000港元 *(二零零一年十二月三十一日：494,910,000港元)*，而已訂約但未撥備之總額(扣除已付按金)則約為130,416,000港元 *(二零零一年十二月三十一日：395,226,000港元)*。

或然負債

於二零零二年六月三十日，除本公司附屬公司於日常業務中向第三者提供為數771,000港元 *(二零零一年十二月三十一日：486,000港元)* 之若干擔保外，本集團並無任何其他或然負債。

僱員

於二零零二年六月三十日，本集團僱用約430名僱員，包括289名船員 *(二零零一年十二月三十一日：370名僱員包括237名船員)*。本集團會因應僱員之經驗及表現以及當時業內慣例釐定僱員薪酬並提供一般之額外福利。

展望

展望未來，全球經濟於可見將來應會繼續緩步復甦。乾貨航運市場因需求殷切而正開始轉趨活躍，因此，本集團對二零零二年餘下時間之市況深感樂觀。本集團相信市場需求足以吸納本集團之已承擔載貨量。本集團在集中發展核心航運業務之同時，亦會繼續提升效率，削減營運成本，並時刻留意市況變動，制定合宜之業務及投資策略。

購買、出售或贖回本公司上市證券

截至二零零二年六月三十日止六個月內，本公司或其任何附屬公司概無購買、出售或贖回任何本公司之上市證券。

最佳應用守則

除本公司之非執行董事並無指定任期而按本公司之公司組織章程細則於本公司之股東週年大會上輪值告退及膺選連任外，各董事並不知悉任何資料足以合理顯示本公司現時或曾於截至二零零二年六月三十日止六個月內任何時間違反香港聯合交易所有限公司證券上市規則(「上市規則」)附錄14所載之最佳應用守則。

於聯交所網頁內刊登中期業績

本集團截至二零零二年六月三十日止六個月之詳盡業績公佈將於適當時刊登於香港聯合交易所有限公司網頁內，其將載有上市規則附錄16第46(1)至46(6)段規定之所有資料。

承董事會命
主席兼董事總經理
吳少輝

香港，二零零二年九月十八日

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Jinhui Holdings Company Limited, you should at once hand this document and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

This explanatory statement contains all the information required pursuant to rule 10.06(1)(b) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited to be given to shareholders of the Company.

JINHUI

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

GENERAL MANDATES TO ISSUE NEW SHARES AND TO REPURCHASE SHARES AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting of Jinhui Holdings Company Limited to be held on 27 May 2002 at 9: 30 a.m. at which the above proposals will be considered is set out on pages 6 to 9 of this circular. Whether or not you are able to attend the meeting, please complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so desire.

18 April 2002

JINHUI

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Directors:
Mr. Ng Siu Fai *(Chairman and Managing Director)*
Mr. Ng Kam Wah Thomas
Mr. Ng Ki Hung Frankie
Mr. Ho Kin Lung
Ms. Ho Suk Lin
Mr. So Wing Hung Peter*
Mr. Cui Jian Hua#
Mr. Tsui Che Yin Frank#

* *Non-executive director*
\# *Independent non-executive director*

Registered office:
26th Floor
Yardley Commercial Building
1-6 Connaught Road West
Hong Kong

18 April 2002

To the shareholders

Dear Sir or Madam,

GENERAL MANDATES TO ISSUE NEW SHARES AND TO REPURCHASE SHARES

INTRODUCTION

The purpose of this letter is to seek your approval of the ordinary resolutions to be proposed at the forthcoming annual general meeting ("Annual General Meeting") to be held on Monday, 27 May 2002, to enable the board of directors ("Directors") of Jinhui Holdings Company Limited (the "Company") to exercise the powers of the Company to issue new shares of the Company up to 20% of the issued share capital of the Company and to repurchase the Company's shares of HK$0.10 each ("Shares") in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") to regulate the repurchases by companies with a primary listing on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") of their own shares on the Stock Exchange ("Share Repurchase Rules") and to increase the number of shares which the Directors may issue under their general mandate by the number of shares repurchased.

GENERAL MANDATE TO ISSUE NEW SHARES

At the Annual General Meeting, an ordinary resolution will be proposed that the Directors be given a general and unconditional mandate to issue new Shares up to 20% of the issued share capital and subject to the criteria set out in resolution 4 as appeared in the notice of the Annual General Meeting as set out on pages 6 to 9 (the "Notice").

In addition, the general mandate will continue in force until the conclusion of the next annual general meeting of the Company or any earlier date as referred to in paragraph (d) of resolution 4 as set out in the Notice.

GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed that the Directors be given a general and unconditional mandate to exercise all the powers of the Company to purchase Shares subject to the criteria set out in this document. Shareholders should note that the authority relates only to purchases made on the Stock Exchange and otherwise in accordance with the Listing Rules.

In addition, the general mandate will continue in force until the conclusion of the next annual general meeting of the Company or any earlier date as referred to in paragraph (c) of resolution 5 set out in the Notice.

EXERCISE OF THE REPURCHASE MANDATE

Whilst the Directors do not presently intend to repurchase any Shares, they believe that the flexibility afforded by the mandate granted to them if resolution 5 set out in the Notice (the "Repurchase Mandate") is passed would be beneficial to the Company.

It is proposed that the maximum number of Shares which may be repurchased pursuant to the Repurchase Mandate will be 10% of the total nominal amount of the share capital of the Company in issue as at the date of passing of the relevant resolution. Based on 526,242,488 Shares in issue as at 18 April 2002 (the "Latest Practicable Date"), exercise in full of the Repurchase Mandate could result in up to 52,624,248 Shares being repurchased by the Company in the course of the period prior to the next annual general meeting of the Company or such earlier date as referred to in paragraph (c) of resolution 5 set out in the Notice.

REASONS FOR REPURCHASES

Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per share.

FUNDING OF REPURCHASES

Repurchases must be funded out of funds legally available for the purpose in accordance with the Articles of Association of the Company and the Companies Ordinance. Repurchases pursuant to the Repurchase Mandate would be financed entirely from the Company's available cash flow or working capital facilities. Any repurchases will be made out of funds of the Company permitted to be utilised in this connection, including profits otherwise available for distribution.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent published audited financial statements dated 31 December 2001) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

DISCLOSURE OF INTERESTS

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates have any present intention, if the Repurchase Mandate is exercised, to sell any Shares to the Company or its subsidiaries.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell any Shares to the Company or its subsidiaries or have undertaken not to do so if the Repurchase Mandate is exercised.

DIRECTORS' UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to repurchase Shares in accordance with the Repurchase Mandate and the Listing Rules and the applicable laws of Hong Kong.

SHARES REPURCHASES MADE BY THE COMPANY

No repurchases of Shares (whether on the Stock Exchange or otherwise) have been made by the Company or its subsidiary companies during the six months prior to the Latest Practicable Date.

TAKEOVER CODES CONSEQUENCES

If as a result of a repurchase of Shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Codes on Takeovers and Mergers ("Takeover Codes"). As a result, a shareholder, or group of shareholders acting in concert depending on the level of increase of the shareholder's interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Codes. A waiver of this provision would not normally be given except in extraordinary circumstances.

To the best of the knowledge and belief of the Company, Fairline Consultants Limited ("Fairline"), the controlling shareholder of the Company, holds approximately 57.74% of the issued share capital of the Company as at the Latest Practicable Date. In the event that the Directors should exercise in full the power of repurchase the shares which is proposed to be granted pursuant to generate mandate on share repurchase, the shareholdings of Fairline would be increased to approximately 64.16% of the issued share capital of the Company and such increase would not give rise to an obligation to make a mandatory offer under the Hong Kong Codes on Takeovers and Mergers.

MARKET PRICES

During each of the twelve months preceding the Latest Practicable Date, the highest and lowest traded prices for Shares recorded on the Stock Exchange were as follows:

Year	Month	Highest *HK$*	Lowest *HK$*
2001	April	0.230	0.214
	May	0.270	0.214
	June	0.315	0.228
	July	0.240	0.215
	August	0.222	0.190
	September	0.201	0.137
	October	0.182	0.133
	November	0.182	0.170
	December	0.206	0.171
2002	January	0.244	0.200
	February	0.240	0.220
	March	0.230	0.205

ANNUAL GENERAL MEETING

The notice of the Annual General Meeting proposed to be held at Caine Room, Level 7, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 27 May 2002 at 9:30 a.m. is set out on pages 6 to 9. At the Annual General Meeting, resolutions numbered 4 to 6 will be proposed to renew the general mandate for the repurchase of shares and the general mandate to allot, issue and deal with additional Shares.

A form of proxy for use at the Annual General Meeting is enclosed with the annual report of the Company despatched with this document. Whether or not you are able to attend the meeting, please complete the form of proxy in accordance with the instructions printed thereon and return it to the registered office of the Company at 26th Floor, Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong as soon as possible and, in any event so as to be received not later than 9:30 a.m. on 25 May 2002. Completion and return of the form of proxy will not prevent you from attending and voting at the meeting or at any adjourned meeting if you so wish.

RECOMMENDATIONS

The Directors believe the general mandates to repurchase Shares and to issue new Shares are in the interests of the Company and shareholders of the Company and accordingly recommend you to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
for and on behalf of the Board
Ng Siu Fai
Chairman

JINHUI

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Caine Room, Level 7, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 27 May 2002 at 9:30 a.m. for the following purposes:

1. To receive and consider the Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2001.

2. To re-elect Directors and fix their remuneration.

3. To re-appoint Messrs. Moores Rowland as Auditors for the ensuing year and authorize the Directors to fix their remuneration.

4. To consider and, if thought fit, to pass, with or without amendments, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (c) and pursuant to section 57B of the Companies Ordinance, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as defined in paragraph (d) below) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorize the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph (d) below); (ii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiary companies of shares or rights to acquire shares of the Company; or (iii) the exercise of the subscription or conversion rights attaching to any warrants issued by the Company or any securities which are

convertible into ordinary shares of the Company, shall not exceed 20% of the total nominal amount of the share capital of the Company in issue on the date of this Resolution and the said approval to the Directors in paragraph (a) above shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance to be held; or

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors to the shareholders on the register on a fixed record date in proportion to their shareholdings as at that date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory outside Hong Kong)."

5. To consider and, if thought fit, to pass, with or without amendments, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) below) of all the powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/ or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital repurchased by the Company pursuant to paragraph (a) above shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of this Resolution and the said approval to the Directors in paragraph (a) above shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance to be held; or

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

6. To consider and, if thought fit, to pass, with or without amendments, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"THAT:

conditional upon Resolution No. 5 above being passed, the aggregate nominal amount of the number of shares in the capital of the Company which are repurchased by the Company under the authority granted to the Directors as mentioned in Resolution No. 5 above shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to Resolution No. 4 above, provided that the amount of share capital repurchased by the Company shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of this Resolution."

7. To transact such other business as may properly be transacted at an Annual General Meeting.

By Order of the Board
Ho Suk Lin
Company Secretary

Hong Kong, 8 April 2002

Notes:

1. A member entitled to attend and vote at the meeting may appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be lodged at the registered office of the Company at 26th Floor, Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong not less than 48 hours before the time appointed for holding the meeting and any adjourned meeting.

3. The register of members of the Company will be closed from 23 May 2002 to 27 May 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for voting at the meeting, shareholders should ensure that they are registered as members of the Company on 22 May 2002.

4. An explanatory statement containing further details on resolutions 4 to 6 above will be sent to members together with the annual report.

附註：

(1) 任何有權出席會議及於會上投票之股東均可委任一名或多名代表代其出席會議及代其投票，受委任代表毋須為本公司股東。

(2) 代表委任表格連同授權簽署該表格之授權書或其他授權文件（指如有而言）或經公證人證明之該等授權文件副本最遲須於會議及其任何續會之指定舉行時間48小時前送達本公司之註冊辦事處（地址為香港干諾道西1－6號億利商業大廈26樓），方為有效。

(3) 本公司將由二零零二年五月二十三日至二零零二年五月二十七日（首尾兩日包括在內）止期間暫停辦理股份過戶登記手續。為符合資格於會上投票，股東應確保於二零零二年五月二十二日登記為本公司股東。

(4) 載有上述第4至第6項決議案進一步詳情之説明函件將連同年報寄予股東。

(c) 就本決議案而言：

「有關期間」指由通過本決議案之日起至下列日期止之期間（以最早者為準）：

(i) 本公司下屆股東週年大會結束時；

(ii) 公司條例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或修訂本決議案所述授權之日。」

6. 考慮並酌情，不論有否修訂之情況下，通過下列議案為普通決議案：

普通決議案

「**動議**：

在上文第5項決議案通過之條件下，本公司根據上文第5項決議案所述賦予董事會之授權所購回之本公司股本中股數之總面值，須加入董事會根據上文第4項決議案配發或有條件或無條件同意配發之股本總面值，惟本公司購回之股本數額不得超過本公司於通過本決議案當日之已發行股本總面值10%。」

7. 處理其他可於股東週年大會上適當處理之事項。

承董事會命
公司秘書
何淑蓮

香港，二零零二年四月八日

安排，或(iii)行使附於本公司發行之任何認股權證或可兑換為公司普通股之任何證券之認購權或兑換權除外，故上文(a)段所述授予董事會之批准須受相應限制；及

(d) 就本決議案而言：

「有關期間」指由通過本決議案之日起至下列日期止之期間（以最早者為準）：

(i) 本公司下屆股東週年大會結束時；

(ii) 公司條例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或修訂本決議案所述授權之日；及

「配售新股」指董事會於其指定之期間內向於指定記錄日期名列股東名冊之股東按彼等當時之持股比例提呈發售股份之建議（惟董事會有權就零碎權益或就任何香港以外地區之法例或任何認可監管機構或任何證券交易所之規定而產生之任何限制或責任而認為必須或權宜取消若干股東在此方面之權利或作出其他安排）。」

5. 考慮並酌情，不論有否修訂之情況下，通過下列議案為普通決議案：

普通決議案

「**動議**：

(a) 在下文(b)段規限下，全面及無條件批准董事會於有關期間（定義見下文(c)段）內行使本公司一切權力，以便根據一切適用法例及／或香港聯合交易所有限公司（「聯交所」）證券上市規則或任何其他證券交易所不時加以修訂之規定在聯交所或本公司證券上市所在且獲證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所購回本身之股份；

(b) 本公司根據上文(a)段購回之本公司股本總面值不得超過本公司於通過本決議案當日之已發行股本總面值10%，故上文(a)段所述授予董事會之批准須受相應限制；及

JINHUI

金輝集團有限公司

(於香港註冊成立之有限公司)

茲通告本公司謹定於二零零二年五月二十七日上午九時三十分假座香港金鐘道88號太古廣場港麗酒店七樓金利廳舉行股東週年大會，議程如下：

1. 省覽截至二零零一年十二月三十一日止年度之財務報告及董事會與核數師之報告書。

2. 重選董事並釐定其酬金。

3. 續聘摩斯倫會計師事務所擔任來年度之核數師，並授權董事會釐定核數師之酬金。

4. 考慮並酌情，不論有否修訂之情況下，通過下列議案為普通決議案：

普通決議案

「**動議**：

(a) 在(c)段規限下及根據公司條例第57B條，全面及無條件批准本公司董事會（「董事會」）於有關期間（定義見下文(d)段）內行使本公司一切權力以配發、發行及處理本公司股本中之額外股份，並作出或授予或須行使該項權力之建議、協議及購股權；

(b) 上文(a)段所述之批准授權董事會於有關期間內作出或授予可能須於有關期間終結後行使上述權力之建議、協議及購股權；

(c) 董事會根據上文(a)段所述之批准配發或有條件或無條件同意配發（不論是否依據購股權抑或其他方式配發者）之股本總面值不得超過本公司於通過本決議案當日之已發行股本總面值之20%，惟根據(i)配售新股（定義見下文(d)段）、(ii)當時就向本公司及／或其任何附屬公司之行政人員及／或僱員發行股份或授予可購入本公司股份之權利而採納之任何購股權計劃或類似

推薦建議

董事相信，購回股份及發行新股之一般性授權符合本公司及其股東之利益，因此建議　閣下在股東週年大會上投票贊成將予提呈之所有有關決議案。

此致

列位股東　台照

承董事會命
主席
吳少輝
謹啟

二零零二年四月十八日

於最後實際可行日期，就本公司所深知及確信，本公司控股股東Fairline Consultants Limited（「Fairline」），持有本公司已發行股份約57.74%。倘董事會依照決議案授出之授權，全面行使權力購回股份，則Fairline於本公司之持股量將增至約佔本公司已發行股份64.16%，而此項增加將不會引致根據香港公司收購及合併守則所提出強制性收購之責任。

市價

以下為股份於最後實際可行日期之前12個月每月在聯交所錄得之最高及最低成交價：

年份	月份	最高 *港元*	最低 *港元*
二零零一年	四月	0.230	0.214
	五月	0.270	0.214
	六月	0.315	0.228
	七月	0.240	0.215
	八月	0.222	0.190
	九月	0.201	0.137
	十月	0.182	0.133
	十一月	0.182	0.170
	十二月	0.206	0.171
二零零二年	一月	0.244	0.200
	二月	0.240	0.220
	三月	0.230	0.205

股東週年大會

本公司謹定於二零零二年五月二十七日上午九時三十分假座香港金鐘道88號太古廣場港麗酒店七樓金利廳舉行股東週年大會，會議通告載於第6頁至第9頁。於股東週年大會上，第4項至第6項決議案將予提呈，以重新授出購回股份之一般性授權，以及配發、發行及處理本公司股本中之額外股份之一般性授權。

茲隨連同本文件一併寄出之本公司年報附奉股東週年大會適用之代表委任表格。無論　閣下能否出席會議，均務請將代表委任表格按其上印備之指示填妥，並盡早交回本公司之註冊辦事處（地址為香港干諾道西1－6號億利商業大廈26樓），惟無論如何最遲須於二零零二年五月二十五日上午九時三十分前送達。　閣下在填交代表委任表格後，屆時仍可親自出席大會或任何續會及投票。

購回所需資金

購回股份所需資金必須根據本公司之公司組織章程細則及公司條例自可合法作購回股份用途之資金中撥出。根據購回授權而購回股份所需資金將全部來自本公司可供運用之流動現金或營運資金。任何購回股份行動所需資金均來自獲准用於購回股份之本公司資金，包括可供分派之溢利。

全面行使購回授權可能會對本公司之營運資金或負債狀況構成重大不利影響（對比於二零零一年十二月三十一日發表之最近期經審核財務報告所披露之狀況而言）。然而，董事會無意因行使購回授權而致對本公司之營運資金需求或董事會認為本公司宜不時維持之負債水平構成重大不利影響。

權益之披露

各董事及其聯繫人仕（就彼等在作出一切合理查詢後所知）目前均無意將任何股份售予本公司或其附屬公司（倘行使購回授權）。

目前並無任何關連人仕（按上市規則之定義）通知本公司表示彼等有意將任何股份售予本公司或其附屬公司，亦無承諾不會將股份售予本公司（倘行使購回授權）。

董事之承諾

董事會已向聯交所承諾，彼等將在適用情況下根據購回授權及上市規則及香港之適用法律行使本公司之權力購回股份。

本公司購回股份

於最後實際可行日期之前6個月內本公司或其附屬公司並無購回本公司之任何股份（不論是否在聯交所進行）。

收購守則規定之後果

倘因購回股份而致某位股東所持本公司投票權之權益比率增加，則增加之權益將視作香港公司收購及合併守則（「收購守則」）所規定之收購事項。因此，一名股東或一群一致行動之股東可取得或聯合取得本公司之控制權（視乎股東權益之增加水平），並須根據收購守則第26條提出強制收購建議。除在特殊情況下，此項規定通常不獲豁免遵守。董事會並不知悉根據購回授權購買任何股份將會出現收購守則所規定之後果。

發行新股之一般授權

有關授予董事會之一般及無條件授權在載於第6頁至第9頁之股東週年大會通告(「通告」)內第4項決議案之規限下行使本公司一切權力以發行最多不超過本公司已發行股本20%之新股。

此外,一般授權將繼續有效,直至本公司下屆股東大會結束或連同載於通告內第4項決議案(d)段所述之任何較早日期止。

購回股份之一般授權

有關授予董事會之一般及無條件授權在本文件所列各項基準規限下行使本公司一切權力購買股份之普通決議案將於股東週年大會上提呈。有關授權僅適用於在聯交所購回股份及根據上市規則循其他途徑購回股份,敬希股東垂注。

此外,一般授權將繼續有效,直至本公司下屆股東大會結束或連同載於通告內第5項決議案(c)段所述之任何較早日期止。

行使購回授權

雖然董事會暫無意購回任何股份,惟彼等認為通過通告所載第5項決議案給予彼等之授權(「購回授權」)將令彼等在行事上更為靈活,及對本公司有利。

現建議根據購回授權可予購回之股份之最高限額將為本公司於通過有關決議案日期已發行之股本面值總額10%。按於二零零二年四月十八日(「最後實際可行日期」)已發行股份526,242,488股計算,全面行使購回授權將導致本公司於舉行本公司下屆股東週年大會或通告內第5項決議案(c)段所述之較早日期之前購回股份最多達52,624,248股。

購回之理由

董事會只在購回股份將對本公司及其股東有利之情況下始會購回股份。購回股份可(視乎當時市況及資金安排而定)提高本公司之淨值及其資產值及/或其每股盈利。

JINHUI

金輝集團有限公司

(於香港註冊成立之有限公司)

董事：
吳少輝先生 *(主席兼董事總經理)*
吳錦華先生
吳其鴻先生
何健龍先生
何淑蓮女仕
蘇永雄先生*
崔建華先生#
徐志賢先生#

註冊辦事處：
香港
干諾道西1-6號
億利商業大廈26樓

* *非執行董事*

\# *獨立非執行董事*

敬啟者：

發行新股份及
購回股份之一般授權

緒言

本函件旨在徵求　閣下批准將於二零零二年五月二十七日星期一舉行之股東週年大會（「股東週年大會」）上提呈之普通決議案，以便金輝集團有限公司（「本公司」）董事會（「董事會」）可根據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）中有關監管以聯交所為第一上市市場之公司在聯交所購回本身股份之規則（「股份購回規則」）行使本公司之權力以發行最多不超過本公司已發行股本20%之新股及購回本公司每股面值0.10港元之股份（「股份」）及增加董事會根據所獲一般授權所能發行之股份數目，增加之數為所購回之股份數目。

此乃重要通函 請即處理

閣下如對本文件方面或所應採取之行動**有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之全部金輝集團有限公司股份**售出**，應立即將本文件交予買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本説明書載有香港聯合交易所有限公司證券上市規則第10.06(1)(b)條規定須向本公司股東提供之所有資料。

JINHUI

金輝集團有限公司

(於香港註冊成立之有限公司)

發行新股份及
購回股份之一般授權
及
股東週年大會通告

金輝集團有限公司謹訂於二零零二年五月二十七日上午九時三十分舉行之股東週年大會上提呈上述動議，大會通告載於本文件第6頁至第9頁。無論 閣下能否出席大會，務請將隨附之代表委任表格按表格上印備之指示填妥及盡快交回，而無論如何，須不遲於大會或其任何續會(視乎情況而定)指定舉行時間48小時前交回。 閣下填交代表委任表格後，屆時仍可親自出席大會或任何續會及投票。

二零零二年四月十八日

JINHUI

JINHUI HOLDINGS COMPANY LIMITED

(incorporated in Hong Kong with limited liability)

2001 RESULTS ANNOUNCEMENT

The Directors of Jinhui Holdings Company Limited (the "Company") are pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2001 together with comparative figures for the corresponding period in 2000 as follows:

AUDITED CONSOLIDATED INCOME STATEMENT
For the year ended 31 December 2001

	Notes	**2001** *HK$'000*	2000 *HK$'000*
Turnover	2	**864,485**	699,458
Other operating income		**75,002**	60,162
Other net income		**53,841**	68,838
Voyage related expenses		**(543,463)**	(353,106)
Cost of trading goods sold		**(226,270)**	(248,986)
Staff costs		**(39,453)**	(42,334)
Other operating expenses		**(70,342)**	(67,276)
Depreciation and amortization		**(56,627)**	(49,925)
Profit from operations	2	**57,173**	66,831
Provision for impairment in value of fixed assets	3	**(56,597)**	(157,579)
Share of results of associates		**(133)**	141
Interest income		**18,147**	28,223
Interest expenses		**(24,454)**	(17,431)
Loss before taxation		**(5,864)**	(79,815)
Taxation	4	**(325)**	(503)
Loss from ordinary activities after taxation		**(6,189)**	(80,318)
Minority interests		**(12,267)**	51,595
Net loss for the year		**(18,456)**	(28,723)
Basic loss per share	5	**(3.51 cents)**	(5.46 cents)

Notes:

1. **Accounting policies**

The Group has changed certain of its accounting policies following its adoption of the new/revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants which are effective for accounting period commencing on or after 1 January 2001.

With the introduction of new SSAP 30 "Business Combinations", the Group has taken advantage of the transitional provision not to retrospectively restate the goodwill or negative goodwill previously written off against or credited to reserves. On the other hand, SSAP 30 states that assessments of impairment of goodwill still apply to goodwill previously written off against reserves which will not be restated at the time of adoption of SSAP 30. Any impairment loss identified in respect of goodwill previously written off against reserves is to be treated in accordance with SSAP 31 "impairment of assets". The implementation of SSAP 31 in this respect is treated as a change in accounting policy in accordance with SSAP 2 "Net profit or loss for the period, fundamental errors and changes in accounting policies" and the transitional provisions in SSAP 30.

The Group has performed an assessment of the fair value of its assets, including the related goodwill that had previously been charged to reserves. As a result, the capital reserve prior to 1 January 2000 was increased by HK$57,308,000 and the revenue reserve prior to 1 January 2000 was decreased by HK$50,886,000. The difference represents the share of minority shareholders in this respect. There is no effect on the income statement presented for the year ended 31 December 2000 and 2001.

Following the adoptions of the new/revised SSAPs, certain comparatives previously reported in the annual reports have been restated to conform to the new policies. Detailed changes to the Group's accounting policies and the effects of adopting these new policies will be set out in the 2001 annual report.

2. ***Segment information***

An analysis of the Group's turnover and profit/(loss) from operations by business segments is as follows:

	Turnover 2001 HK$'000	Turnover 2000 HK$'000
Chartering freight and hire	**613,256**	413,699
Trading	**248,087**	281,294
Investments in China	**3,142**	4,465
	864,485	699,458

	Profits (loss) from operations 2001 HK$'000	Profits (loss) from operations 2000 HK$'000
Chartering freight and hire	**9,804**	13,186
Trading	**10,333**	9,217
Investments in China	**(3,240)**	(5,966)
Other operations	**40,276**	50,394
	57,173	66,831

The Group's chartering freight and hire business cannot be attributable to any particular geographical location. About 75% *(2000: 59%)* of the Group's turnover from trading operation is carried out in mainland China and the remaining is mainly carried out in Hong Kong. The Group's investments in China are carried out in mainland China. The Group's other operations are mainly carried out in Hong Kong.

3. **Provision for impairment in value of fixed assets**

Provision for impairment in value of fixed assets during the year included provision for motor vessels and properties respectively of HK$46,562,000 *(2000: HK$92,930,000)* and HK$10,035,000 *(2000: HK$64,649,000)*.

4. **Taxation**

	2001 *HK$'000*	2000 *HK$'000*
Company & Subsidiaries		
Hong Kong Profits Tax		
— Current year	**230**	486
— Underprovision in prior years	**95**	17
	325	503

Hong Kong Profits Tax is provided at the rate of 16% *(2000: 16%)* on the estimated assessable profits arising in Hong Kong during the year. In the opinion of the Directors, substantial portions of the Group's income neither arose in nor derived from Hong Kong and therefore was not subject to Hong Kong Profits Tax. The Group is also not subject to taxation in any other juridictions in which the Group operates.

5. **Basic loss per share**

Basic loss per share for the year is calculated on the net loss for the year of HK$18,456,000 *(2000: HK$28,723,000)* and on the weighted average number of 526,242,488 *(2000: 526,242,488)* shares in issue during the year.

Diluted earnings per share is not shown as there was no potential ordinary shares in issue in both years.

DIVIDENDS

The Board has resolved not to recommend the payment of any final dividend for the year *(2000: Nil)*. As interim dividend has also not been declared in the year *(2000: Nil)*, there will be no dividend distribution for the whole year of 2001 *(2000: Nil)*.

BUSINESS REVIEW

The Group's consolidated turnover for the year amounted to HK$864,485,000, representing an increase of 24% from the consolidated turnover of HK$699,458,000 for 2000. The Group's consolidated net loss for the year was HK$18,456,000 as compared with a net loss of HK$28,723,000 for 2000. *Affected by the downturn of the global economy, there was further* impairment loss in value of the Group's assets during the year. The overall results of the Group were offset by a provision for impairment in value of fixed assets of HK$56,597,000 made during the year in addition to a provision of HK$157,579,000 which had been made last year.

The shipping market was still firm and healthy with stable iron ore, coal, fertilizer and grain shipments at the beginning of the year. However, since mid of the year, the economic slowdown experienced by most major markets including the United States, Japan and European countries was more severe than expected, resulting in a much weaker market sentiment and lower rates. The pessimistic market sentiment was then further caused by, among other things, the terrorist attacks in the United States in September 2001 which had a devastating impact notably in the global economic and political environment. Other than an excess of new tonnage over scrapping, a plunge in industrial consumption and investment after the tragedy in the United States intensified the problem of surplus tonnage which accounted primarily for a drop in freight rates during the year. The decline in freight rates exerted a negative impact on the Group's ship chartering activities as its committed tonnage was yet to be unwound. *The shipping turnover was HK$613,256,000* for the year, representing an increase of 48% as compared to that of last year, partly attributable to the contributions from the delivery of two newbuildings namely "Jin Li" and "Jin Fu" during the year. The Group's shipping business ran at an operating profit of HK$9,804,000 for the year, representing a decrease of 26% as compared to last year.

The Group's trading activities include mainly trading of chemical products and commodity trading, while the investments in China are mainly represented by its investments in toll road operation and warehousing. However, trading revenue for both years under review was all derived from its trading of chemical products as the Group has rationalized its commodity trading and *investments in mainland China since last year by either allocating less resources or discontinuing/* disposing them altogether as appropriate. On the whole, the Group's business in trading and investments in China recorded an operating profit of HK$7,093,000 as compared to the operating profit of HK$3,251,000 for 2000, primarily due to a reduction of bad and doubtful debts provision made by the Group's persisting effort in collecting the doubtful debts previously provided.

On the other hand, the Group's other operations recorded an operating gain of HK$40,276,000 mainly derived from the realized and unrealized exchange gain for the Group's exposure in Japanese Yen as a result of the weakening of Japanese Yen. The foreign currency exposures of the Group mainly derived from the Group's borrowings in Japanese Yen to finance the payments for newbuildings. However, it was offset by a provision for impairment loss of an investment in Hong Kong amounted to HK$11,700,000 made by the Group during the year.

FINANCIAL REVIEW

Liquidity, financial resources and capital structure

The deliveries of the two dry bulk vessels, namely "Jin Li" and "Jin Fu" during the year were mainly funded by bank loans. As a result, the Group's bank borrowings increased by 56% to HK$540,148,000 as at 31 December 2001 *(31 December 2000: HK$345,953,000)*. The gearing ratio, as calculated on the basis of the total liabilities over the shareholders' funds, increased to 138% as at 31 December 2001 *(31 December 2000: 100%)*, a level which was nonetheless considered acceptable taking account of the Group's pledged deposits, bank balances and cash amounting to HK$214,995,000 *(31 December 2000: HK$131,280,000)*.

Pledged of assets

As at 31 December 2001, the Group's fixed assets of HK$891,533,000 *(31 December 2000: HK$628,272,000)*, deposits of HK$7,369,000 *(31 December 2000: HK$47,842,000)*, short-term investments of HK$19,000,000 *(31 December 2000: HK$53,700,000)* and some of the shares and chartering income of the Group's ship owning companies were pledged to secure credit facilities utilized by the Group.

Capital expenditures and commitments

Out of the Group's capital expenditures totalling HK$319,992,000 for the year *(2000: HK$393,200,000)*, approximately HK$314,179,000 *(2000: HK$392,180,000)* was spent on the constructions of the Group's owned vessels.

As at 31 December 2001, the Group had capital expenditure commitments relating to the newbuilding of three (*2000: five*) dry bulk vessels. The total purchase price of these vessels was approximately HK$494,910,000 *(2000: HK$852,152,000)* and the total amount contracted but not provided for, net of deposits paid, was approximately HK$395,226,000 *(31 December 2000: HK$713,324,000)*. Taking into account of its cash resources and undrawn committed banking facilities, the Group is confident that it would have adequate funding to meet its commitments as well as its debts on time.

Employees

As at 31 December 2001, the Group employed approximately 130 staff *(2000: 150 staff)*. The Group remunerates its employees based on the performance, experience and prevailing market practices while year-end bonus are granted on a discretionary basis. Other employee benefits include retirement benefits schemes, insurance and medical cover. After the expiry of a share option scheme on 14 November 2001, the Group has not adopted any share option scheme.

OUTLOOK

Looking ahead, the bulk carrier market would continue to face an imbalance between tonnage availability and cargo requirements. However, the growth rate of tonnage from newbuilding deliveries is expected to slow down in 2002 and to certain extent, scrapping would also help to ease the problem. In addition, the global bulk trade market is expected to recover gradually later this year as a result of the expected recovery of economic condition in the United States. In the long run, a regain of full market confidence and an improvement in the health of the global economy would be the main driving forces behind a stable growth in the freight market.

With such an economic prospect, the Group is confident that there would be sufficient demand to meet its tonnage commitments and to fill its additional capacity upon deliveries of two newbuildings namely *"Jin Tai" and "Jin Kang" in the first quarter of 2002*. While focusing the businesses on shipping and chemical trading operations, the Group will remain prudent but responsive to the changing market conditions in mapping out its business and investment strategies.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the year.

CODE OF BEST PRACTICE

The Company has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") except that the non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the Annual General Meeting of the Company in accordance with the Company's Articles of Association.

DISCLOSURE OF INFORMATION ON THE EXCHANGE'S WEBSITE

The Company's annual report for the year ended 31 December 2001 containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited on or before 29 April 2002.

By Order of the Board
Ng Siu Fai
Chairman

Hong Kong, 8 April 2002

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Caine Room, Level 7, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 27 May 2002 at 9:30 a.m. for the following purposes:

1. To receive and consider the Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2001.
2. To re-elect Directors and fix their remuneration.
3. To re-appoint Messrs. Moores Rowland as Auditors for the ensuing year and authorize the Directors to fix their remuneration.
4. To consider and, if thought fit, to pass, with or without amendments, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (c) and pursuant to section 57B of the Companies Ordinance, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as defined in paragraph (d) below) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorize the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph (d) below); (ii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiary companies of shares or rights to acquire shares of the Company; or (iii) the exercise of the subscription or conversion rights attaching to any warrants issued by the Company or any securities which are convertible into ordinary shares of the Company, shall not exceed 20% of the total nominal amount of the share capital of the Company in issue on the date of this Resolution and the said approval to the Directors in paragraph (a) above shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance to be held; or

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors to the shareholders on the register on a fixed record date in proportion to their shareholdings as at that date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory outside Hong Kong)."

5. To consider and, if thought fit, to pass, with or without amendments, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) below) of all the powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the securities of the Company may be listed and recognized by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital repurchased by the Company pursuant to paragraph (a) above shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of this Resolution and the said approval to the Directors in paragraph (a) above shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance to be held; or

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

6. To consider and, if thought fit, to pass, with or without amendments, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"THAT:

conditional upon Resolution No. 5 above being passed, the aggregate nominal amount of the number of shares in the capital of the Company which are repurchased by the Company under the authority granted to the Directors as mentioned in Resolution No. 5 above shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to Resolution No. 4 above, provided that the amount of share capital repurchased by the Company shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of this Resolution."

7. To transact such other business as may properly be transacted at an Annual General Meeting.

By Order of the Board
Ho Suk Lin
Company Secretary

Hong Kong, 8 April 2002

Notes:—

1. A member entitled to attend and vote at the meeting may appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.
2. In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be lodged at the registered office of the Company at 26th Floor, Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong not less than 48 hours before the time appointed for holding the meeting and any adjourned meeting.
3. The register of members of the Company will be closed from 23 May 2002 to 27 May 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for voting at the meeting, shareholders should ensure that they are registered as members of the Company on 22 May 2002.
4. An explanatory statement containing further details on resolutions 4 to 6 above will be sent to members together with the annual report.

香港經濟日報

JINHUI

JINHUI HOLDINGS COMPANY LIMITED
金輝集團有限公司

(於香港註冊成立之有限公司)

二零零一年度業績公佈

金輝集團有限公司(「本公司」)之董事謹此公佈本公司及其附屬公司(「本集團」)截至二零零一年十二月三十一日止年度之經審核綜合業績，連同二零零零年同期之比較數字如下：

經審核綜合收益表
截至二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元
營業額	2	**864,485**	699,458
其他經營收入		**75,002**	60,162
其他收入淨額		**53,841**	68,838
航海相關開支		**(543,463)**	(353,106)
供買賣產品銷售成本		**(226,270)**	(248,986)
員工成本		**(39,453)**	(42,334)
其他經營開支		**(70,342)**	(67,276)
折舊及攤銷		**(56,627)**	(49,925)
經營溢利	2	**57,173**	66,831
固定資產減值撥備	3	**(56,597)**	(157,579)
應佔聯營公司業績		**(133)**	141
利息收入		**18,147**	28,223
利息開支		**(24,454)**	(17,431)
除税前虧損		**(5,864)**	(79,815)
税項	4	**(325)**	(503)
日常業務之除税後虧損		**(6,189)**	(80,318)
少數股東權益		**(12,267)**	51,595
本年度虧損淨額		**(18,456)**	(28,723)
每股基本虧損	5	**(3.51 港仙)**	(5.46 港仙)

附註：

1. **會計政策**

本集團根據香港會計師公會頒佈適用於二零零一年一月一日或以後開始生效之新／經修訂會計實務準則，更改若干會計政策。

本集團採納會計實務準則第30號《企業合併》後，經引用過渡條文而不重新計算過往對銷或計入儲備之商譽或負商譽。此外，會計實務準則第30號規定，商譽減值評估仍然適用於過往與儲備對銷而並不於採納會計實務準則第30號時重新計算之商譽。過往與儲備對銷之商譽出現之減值虧損將根據會計實務準則第31號《資產減值》處理，就有關項目而採納會計準則第31號則構成會計政策上的變更，因此根據會計實務準則第2號《本期淨損溢，基本錯誤和會計政策的變更》及會計準則第30號之過渡條文而在其財務報表中作出調整。

本集團已就其資產之公平價值進行評估，包括過往與儲備對銷之商譽。因此，於二零零零年一月一日前之資本儲備增加57,308,000港元，而於二零零零年一月一日前之收入儲備則減少50,886,000港元。其中差額為少數股東應佔部份。上述情況對截至二零零零年及二零零一年十二月三十一日止年度之收益表並無影響。

採納新／經修訂會計實務準則後，已重新計算早前於年報內呈列之若干比較數字，以符合新政策。本集團會計政策之改動詳情及採納該等新政策所產生之影響將載列二零零一年度年報內。

2. **業務分析資料**

本集團之營業額及經營溢利／(虧損)按業務分析如下：

	營業額 二零零一年 千港元	營業額 二零零零年 千港元
運費及船租	**613,256**	413,699
貿易	**248,087**	281,294
在中國之投資	**3,142**	4,465
	864,485	699,458

	經營溢利(虧損) 二零零一年 千港元	經營溢利(虧損) 二零零零年 千港元
運費及船租	**9,804**	13,186
貿易	**10,333**	9,217
在中國之投資	**(3,240)**	(5,966)
其他業務	**40,276**	50,394
	57,173	66,831

本集團之運費及船租業務之經營地點均不能歸納於任何特定之地域。本集團貿易業務之營業額約75%*(二零零零年：59%)*源自中國內地，餘下大部份則源自香港。本集團在中國之投資均位於中國內地。本集團之其他業務則主要位於香港。

3. **固定資產減值撥備**

年內之固定資產減值撥備包括機動船舶及物業之撥備分別為46,562,000港元*(二零零零年：92,930,000港元)*及10,035,000港元

業務回顧

本集團於年內之綜合營業額為864,485,000港元，較二零零零年之綜合營業額699,458,000港元上升24%。本集團於年內之綜合虧損淨額為18,456,000港元，而二零零零年之虧損淨額則為28,723,000港元。受全球經濟衰退影響，本集團之資產價值於年內進一步出現減值虧損，繼去年固定資產減值撥備157,579,000港元後，本集團於本年內之整體業績再作出固定資產減值撥備56,597,000港元。

年初，鐵礦、煤炭、肥料及穀物之貨運需求穩定，故此航運市場持續穩健及表現理想。然而，自年中開始，美國、日本及歐洲等主要市場之經濟衰退較預期嚴重，導致市場氣氛轉壞及運費下降。美國九一一恐怖襲擊事件及其他相關事件進一步破壞全球經濟及政治環境，使市場氣氛更為暗淡。除新造船舶載貨量超出拆卸船舶載貨量外，發生美國慘劇後，工業消耗及投資驟降使載貨量過剩之問題更為嚴重，造成年內運費下跌。由於本集團須承擔未完成之租船經營合約，運費下跌對本集團之船舶租賃業務有負面影響。航運業務於年內之營業額為613,256,000港元，較去年上升48%，其中原因是年內交付兩艘新造船舶「Jin Li」及「Jin Fu」所致。本集團於年內之航運業務錄得經營溢利9,804,000港元，較去年下降26%。

本集團之主要貿易業務包括化工產品買賣及商品貿易，而在中國境內之投資主要為公路及倉儲項目。由於本集團自去年起，以投放較少資源或適時終止／出售業務之方式精簡在中國內地之貿易業務及投資，去年及本年之貿易收入，全部來自化工產品。總括而言，本集團於貿易及在中國之投資業務錄得經營溢利7,093,000港元，而二零零零年之經營溢利則為3,251,000港元，取得較佳業績主要是由於本集團致力追收以往撥備之呆賬使呆壞賬撥備調低所至。

此外，本集團之其他業務錄得40,276,000港元之經營溢利，主要來自因日圓疲弱而本集團兑換日圓取得之已變現及未變現匯兑收益。本集團之外匯風險主要為新造船舶融資而須承擔之日圓借貸。然而，有關匯兑收益已與本集團年內就香港一項投資所作之11,700,000港元減值撥備抵銷。

財務回顧

流動資金、財務資源及資本架構

年內交付兩艘散裝乾貨船「Jin Li」及「Jin Fu」所需之資金主要以銀行貸款支付。因此，本集團於二零零一年十二月三十一日之銀行借貸增加56%至540,148,000港元*(二零零零年十二月三十一日：345,953,000港元)*。於二零零一年十二月三十一日，本集團之資本負債比率(按負債總額除以股東資金計算)增至138%*(二零零零年十二月三十一日：100%)*，考慮到本集團之已抵押存款、銀行結餘及現金合共214,995,000港元*(二零零零年十二月三十一日：131,280,000港元)*後，該資本負債比率乃於可接受水平。

資產抵押

於二零零一年十二月三十一日，本集團之固定資產891,533,000港元*(二零零零年十二月三十一日：628,272,000港元)*、存款7,369,000港元*(二零零零年十二月三十一日：47,842,000港元)*、短期投資19,000,000港元*(二零零零年十二月三十一日：53,700,000港元)*及擁有船舶附屬公司之若干股份及租船合約收入均已抵押，以作為本集團所動用信貸之擔保。

資本支出及承擔

本集團本年度之資本支出總額為319,992,000港元*(二零零零年：393,200,000港元)*，其中約314,179,000港元*(二零零零年：392,180,000港元)*用於建造本集團之自置船舶。

於二零零一年十二月三十一日，本集團就三艘*(二零零零年：五艘)*新造散裝乾貨船作出資本支出承擔。該等船舶之總購入價約為494,910,000港元*(二零零零年：852,152,000港元)*，而已訂約但未撥備之總額(扣除已付訂金)則約為395,226,000港元*(二零零零年十二月三十一日：713,324,000港元)*。考慮到本集團之現金資源及未動用之銀行信貸，本集團相信有足夠資金應付其承擔以及將到期債項。

僱員

於二零零一年十二月三十一日，本集團僱用約130名僱員*(二零零零年：150名)*。本集團會因應僱員之表現、經驗以及當時業內慣例釐定僱員薪酬，並酌情發放年終花紅。其他僱員福利包括退休福利計劃、保險及醫療保障。於二零零一年十一月十四日優先購股權計劃到期後，本集團再無通過任何優先購股權計劃。

展望

展望未來，散裝貨船市場將繼續面對載貨量供應與貨物需求不平衡之問題，但預期二零零二年交付新造船舶載貨量增長率將會放緩，拆卸船舶某程度上亦會減輕問題之嚴重性，加上美國經濟情況將會預期於今年後期復甦，帶動全球散貨貿易逐步復甦。長遠而言，市場全面恢復信心及全球經濟情況得以改善，將會是推動

其他業務	40,276	50,394
	57,173	66,831

本集團之運費及船租業務之經營地點均不能歸納於任何特定之地域。本集團貿易業務之營業額約75% *(二零零零年：59%)* 源自中國內地，餘下大部份則源自香港。本集團在中國之投資均位於中國內地。本集團之其他業務則主要位於香港。

3. **固定資產減值撥備**

年內之固定資產減值撥備包括機動船舶及物業之撥備分別為46,562,000港元 *(二零零零年：92,930,000港元)* 及10,035,000港元 *(二零零零年：64,649,000港元)*。

4. **稅項**

	二零零一年 *千港元*	二零零零年 *千港元*
本公司及其附屬公司		
香港利得稅		
一 本年度	230	486
一 以往年度之不足撥備	95	17
	325	503

香港利得稅乃根據年內於香港之估計應課稅溢利按16% *(二零零零年：16%)* 之稅率提撥準備。董事認為，本集團絕大部份收入均非源自香港，故應毋須繳納香港利得稅。本集團在其他有經營業務之司法權區一概毋須繳納稅款。

5. **每股基本虧損**

年內之每股基本虧損乃根據本年度之虧損淨額18,456,000港元 *(二零零零年：28,723,000港元)* 及年內已發行股份之加權平均數526,242,488股 *(二零零零年：526,242,488股)* 計算。

由於二零零零及二零零一年均無發行任何潛在普通股，故並無呈列每股攤薄盈利。

股息

董事會經決議就本年度不建議派發任何末期股息 *(二零零零年：無)*。由於本年度亦無宣派任何中期股息 *(二零零零年：無)*，故此整個二零零一年全年並無任何股息分派 *(二零零零年：無)*。

例釐定僱員薪酬，並酌情發放年終花紅。其他僱員福利包括退休福利計劃、保險及醫療保障。於二零零一年十一月十四日優先購股權計劃到期後，本集團再無通過任何優先購股權計劃。

展望

展望未來，散裝貨船市場將繼續面對載貨量供應與貨物需求不平衡之問題，但預期二零零二年交付新造船舶載貨量增長率將會放緩，拆卸船舶某程度上亦會減輕問題之嚴重性，加上美國經濟情況將會預期於今年後期復甦，帶動全球散貨貿易逐步復甦。長遠而言，市場全面恢復信心及全球經濟情況得以改善，將會是推動航運市場穩定增長之要素。

雖然經濟展望如上述情況，本集團深信將有足夠需求配合本集團於租船合約之承擔及於二零零二年首季交付之兩艘新造船舶「Jin Tai」及「Jin Kang」所提供之額外載貨量。本集團在集中從事航運及化工貿易業務之同時，將對市況之轉變作出慎審回應，以計劃其業務及投資策略。

購買、出售或贖回本公司上市證券

本公司或其任何附屬公司概無於年內購買、出售或贖回任何本公司之上市證券。

最佳應用守則

除本公司之非執行董事並無指定任期而按本公司之公司組織章程細則於本公司之股東週年大會上輪值告退及膺選連任外，本公司於整個年度均遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄14所載之最佳應用守則。

於聯交所網頁內披露資料

本公司截至二零零一年十二月三十一日止年度之年報載有上市規則附錄16第45(1)至45(3)段規定所有資料，將於二零零二年四月二十九日或之前刊登於香港聯合交易所有限公司網頁。

承董事會命
主席
吳少輝

香港，二零零二年四月八日

股東週年大會通告

茲通告本公司謹定於二零零二年五月二十七日上午九時三十分假座香港金鐘道88號，太古廣場，港麗酒店七樓金利廳舉行股東週年大會，議程如下：

1. 省覽截至二零零一年十二月三十一日止年度之財務報告及董事會與核數師之報告書。
2. 重選董事並釐定其酬金。
3. 續聘摩斯倫會計師事務所擔任來年度之核數師，並授權董事會釐定核數師之酬金。
4. 考慮並酌情，不論有否修訂之情況下，通過下列議案為普通決議案：

普通決議案

「動議：

(a) 在(c)段規限下及根據公司條例第57B條，全面及無條件批准本公司董事會(「董事會」)於有關期間(定義見下文(d)段)內行使本公司一切權力以配發、發行及處理本公司股本中之額外股份，並作出或授予或須行使該項權力之建議、協議及購股權；

(b) 上文(a)段所述之批准授權董事會於有關期間內作出或授予可能須於有關期間終結後行使上述權力之建議、協議及購股權；

(c) 董事會根據上文(a)段所述之批准配發或有條件或無條件同意配發(不論是否依據購股權抑或其他方式配發者)之股本總面值不得超過本公司於通過本決議案當日之已發行股本總面值之20%，惟根據(i)配售新股(定義見下文(d)段)、(ii)當時就向本公司及／或其任何附屬公司之行政人員及／或僱員發行股份或授予可購入本公司股份之權利而採納之任何購股權計劃或類似安排，或(iii)行使附於本公司發行之任何認股權證或可兌換為本公司普通股之任何證券之認購權或兌換權除外，故上文(a)段所述授予董事會之批准須受相應限制；及

(d) 就本決議案而言：

「有關期間」指由通過本決議案之日起至下列日期止之期間(以最早者為準)：

(i) 本公司下屆股東週年大會結束時；

(ii) 公司條例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或修訂本決議案所述授權之日；及

「配售新股」指董事會於其指定之期間內向於指定記錄日期名列股東名冊之股東按彼等當時之持股比例提呈發售股份之建議(惟董事會有權就零碎權益或就任何香港以外地區之法例或任何認可監管機構或任何證券交易所之規定而產生之任何限制或責任而認為必須或權宜取消若干股東在此方面之權利或作出其他安排)。」

5. 考慮並酌情，不論有否修訂之情況下，通過下列議案為普通決議案：

普通決議案

「動議：

(a) 在下文(b)段規限下，全面及無條件批准董事會於有關期間(定義見下文(c)段)內行使本公司一切權力，以便根據一切適用法例及／或香港聯合交易所有限公司(「聯交所」)證券上市規則或任何其他證券交易所不時加以修訂之規定在聯交所或本公司證券上市所在且獲證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所購回本身之股份；

(b) 本公司根據上文(a)段購回之本公司股本總面值不得超過本公司於通過本決議案當日之已發行股本總面值10%，故上文(a)段所述授予董事會之批准須受相應限制；及

(c) 就本決議案而言：

「有關期間」指由通過本決議案之日起至下列日期止之期間(以最早者為準)：

(i) 本公司下屆股東週年大會結束時；

(ii) 公司條例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或修訂本決議案所述授權之日。」

6. 考慮並酌情，不論有否修訂之情況下，通過下列議案為普通決議案：

普通決議案

「動議：

在上文第5項決議案通過之條件下，本公司根據上文第5項決議案所述賦予董事會之授權所購回之本公司股本中股數之總面值，須加入董事會根據上文第4項決議案配發或有條件或無條件同意配發之股本總面值，惟本公司購回之股本數額不得超過本公司於通過本決議案當日之已發行股本總面值10%。」

7. 處理其他可於股東週年大會上適當處理之事項。

承董事會命
公司秘書
何淑進

香港，二零零二年四月八日

附註：

(1) 任何有權出席會議及於會上投票之股東均可委任一名或多名代表代其出席會議及代其投票，受委任代表毋須為本公司股東。

(2) 代表委任表格連同授權簽署該表格之授權書或其他授權文件(指如有而言)或經公證人證明之該等授權文件副本最遲須於會議及其任何續會之指定舉行時間48小時前送達本公司之註冊辦事處(地址為香港干諾道西1-6號億利商業大廈26樓)，方為有效。

(3) 本公司將由二零零二年五月二十三日至二零零二年五月二十七日(首尾兩日包括在內)止期間暫停辦理股份過戶登記手續。為符合資格於會上投票，股東應確保於二零零二年五月二十二日登記為本公司股東。

(4) 載有上述第4至第6項決議案進一步詳情之說明函件將連同年報寄予股東。

(14)

JINHUI

JINHUI HOLDINGS COMPANY LIMITED

(incorporated in Hong Kong with limited liability)

RESULTS FOR THE QUARTER ENDED 31 DECEMBER 2001/ PRELIMINARY ANNUAL ACCOUNTS OF 2001 OF JINHUI SHIPPING AND TRANSPORTATION LIMITED

The following is a reproduction of a press release, issued pursuant to paragraph 2 of the Listing Agreement by Jinhui Holdings Company Limited for information purpose only, released in Oslo by Jinhui Shipping and Transportation Limited, a subsidiary of Jinhui Holdings Company Limited, in accordance with the requirements of the Oslo Exchanges.

"UNAUDITED RESULTS

The issue of surplus capacity resulting from an excess of new tonnage over scrapping was already a concern to the market. It was intensified by the unprecedented 911 tragedy which caused a plunge in industrial consumption and investment, pushing the freight rates down further during the quarter ended 31 December 2001 (the "Quarter"). Jinhui Shipping and Transportation Limited and its subsidiaries (the "Group") reported a net loss of US$4,291,000 for the Quarter, largely due to the provision for impairment in value of fixed assets of US$6,541,000.

Despite a decline in freight earnings for its shipping operations, the Group's overall net profit for the year ended 31 December 2001 amounted to US$3,325,000 whereas a net loss of US$14,068,000 was experienced in last year. Included in the net loss of last year was an unrealized provision of US$23,124,000 set aside for impairment in value of fixed assets. If the provisions for impairment in value of fixed assets were not taken into account, the Group's financial results for both years would be comparable.

CONDENSED CONSOLIDATED INCOME STATEMENT DATA (PRELIMINARY)

	3 months ended 31/12/01 *US$'000*	3 months ended 31/12/00 *US$'000*	**Year ended 31/12/01 *US$'000***	Year ended 31/12/00 *US$'000*	Year ended 31/12/99 *US$'000*
Turnover	**16,253**	18,804	**79,025**	53,611	58,270
Profit (Loss) from operations	**2,555**	5,493	**10,442**	7,606	(11,435)
Interest income	**255**	844	**2,043**	3,001	2,365
Interest expenses	**(554)**	(469)	**(2,614)**	(1,559)	(1,520)
Provision for impairment in value of fixed assets	**(6,541)**	(23,124)	**(6,541)**	(23,124)	—
Net profit (loss) for the period/year	**(4,291)**	(17,258)	**3,325**	(14,068)	(10,537)
Basic earnings (loss) per share *(US$)*	**(0.0436)**	(0.1753)	**0.0338**	(0.1429)	(0.1071)

CONDENSED CONSOLIDATED BALANCE SHEET DATA (PRELIMINARY)

	At 31/12/01 *US$'000*	At 31/12/00 *US$'000*
Fixed assets	**131,436**	104,449
Other investments	**5,850**	6,280
Other non-current assets	**465**	3,121
Current assets	**38,834**	36,688
Total assets	**176,585**	150,538
Capital and reserves	**(98,551)**	(95,226)
Minority interest	**74**	60
Non-current liabilities	**(53,344)**	(32,710)
Current liabilities	**(24,764)**	(22,662)
Total equity and liabilities	**(176,585)**	(150,538)

SEGMENTAL INFORMATION (PRELIMINARY)

	3 months ended 31/12/01 *US$'000*	3 months ended 31/12/00 *US$'000*	**Year ended 31/12/01 *US$'000***	Year ended 31/12/00 *US$'000*	Year ended 31/12/99 *US$'000*
Segment turnover					
Chartering freight and hire	**16,085**	18,664	**78,622**	53,038	46,755
Trading	—	—	—	—	9,863
Investments in China	**168**	140	**403**	573	1,652
Other operations	—	—	—	—	—
	16,253	18,804	**79,025**	53,611	58,270
Segment profit (loss) from operations					
Chartering freight and hire	**(1,656)**	1,089	**1,973**	2,373	(4,682)
Trading	**1,121**	1,610	**1,641**	(823)	(2,832)
Investments in China	**183**	(293)	**(291)**	(609)	(1,724)
Other operations	**2,907**	3,087	**7,119**	6,665	(2,197)
	2,555	5,493	**10,442**	7,606	(11,435)

	At 31/12/01 *US$'000*	At 31/12/00 *US$'000*
Segment assets		
Chartering freight and hire	**131,154**	106,131
Trading	**24**	564
Investments in China	**6,110**	7,812
Other operations	**12,531**	20,737
	149,819	135,244
Segment liabilities		
Chartering freight and hire	**(70,859)**	(49,220)
Trading	**(47)**	(1,413)
Investments in China	**(265)**	(393)
Other operations	**(2,047)**	(869)
	(73,218)	(51,895)"

By Order of the Board
Ng Siu Fai
Chairman and Managing Director

Hong Kong, 28 February 2002

JINHUI

JINHUI HOLDINGS COMPANY LIMITED
金 輝 集 團 有 限 公 司

(於香港註冊成立之有限公司)

JINHUI SHIPPING AND TRANSPORTATION LIMITED
截至二零零一年十二月三十一日止季度業績／二零零一年度之初步全年賬目

下文乃轉載自金輝集團有限公司之附屬公司Jinhui Shipping and Transportation Limited按照奧斯陸證券交易所之規定而於奧斯陸發表之新聞公佈，金輝集團有限公司根據上市協議第2段所規定予以披露，僅供參考之用。

「未經審核之業績

由於新建船隻比拆卸船隻之數字為高，載貨量過剩已成為市場的憂慮。加上九一一事件，工業消耗及投資急劇下滑，使截至2001年12月31日之季度(「本季度」)的運費再度下降。Jinhui Shipping and Transportation Limited及其附屬公司(「本集團」)於本季度錄得4,291,000美元之虧損，其主要成因為固定資產減值撥備6,541,000美元。

雖然本集團航運業務收入因運費下降而減少，但本集團於截至2001年12月31日的一年內整體溢利達到3,325,000美元，比對去年之虧損為14,068,000美元。去年之虧損包括了23,124,000美元之未變現撥備，作為固定資產之減值撥備。假設兩個年度均不作任何固定資產減值撥備，兩個年度之業績將較接近。

簡明綜合收益表數據(初步)

	截至二零零一年十二月三十一日止三個月 千美元	截至二零零零年十二月三十一日止三個月 千美元	**截至二零零一年十二月三十一日止年度 千美元**	截至二零零零年十二月三十一日止年度 千美元	截至一九九九年十二月三十一日止年度 千美元
營業額	**16,253**	18,804	**79,025**	53,611	58,270
經營溢利(虧損)	**2,555**	5,493	**10,442**	7,606	(11,435)
利息收入	**255**	844	**2,043**	3,001	2,365
利息開支	**(554)**	(469)	**(2,614)**	(1,559)	(1,520)
固定資產減值撥備	**(6,541)**	(23,124)	**(6,541)**	(23,124)	—
期／年內溢利(虧損)淨額	**(4,291)**	(17,258)	**3,325**	(14,068)	(10,537)
每股基本盈利(虧損) *(美元)*	**(0.0436)**	(0.1753)	**0.0338**	(0.1429)	(0.1071)

簡明綜合資產負債表數據(初步)

	於二零零一年十二月三十一日 千美元	於二零零零年十二月三十一日 千美元
固定資產	**131,436**	104,449
其他投資	**5,850**	6,280
其他非流動資產	**465**	3,121
流動資產	**38,834**	36,688
資產總值	**176,585**	150,538
資本及儲備	**(98,551)**	(95,226)
少數股東權益	**74**	60
非流動負債	**(53,344)**	(32,710)
流動負債	**(24,764)**	(22,662)
股本及負債總額	**(176,585)**	(150,538)

業務分析資料(初步)

	截至二零零一年十二月三十一日止三個月 千美元	截至二零零零年十二月三十一日止三個月 千美元	**截至二零零一年十二月三十一日止年度 千美元**	截至二零零零年十二月三十一日止年度 千美元	截至一九九九年十二月三十一日止年度 千美元
按業務分析之營業額					
運費及船租	**16,085**	18,664	**78,622**	53,038	46,755
貿易	**—**	—	**—**	—	9,863
在中國之投資	**168**	140	**403**	573	1,652
其他業務	**—**	—	**—**	—	—
	16,253	18,804	**79,025**	53,611	58,270
按業務分析之經營溢利(虧損)					
運費及船租	**(1,656)**	1,089	**1,973**	2,373	(4,682)
貿易	**1,121**	1,610	**1,641**	(823)	(2,832)
在中國之投資	**183**	(293)	**(291)**	(609)	(1,724)
其他業務	**2,907**	3,087	**7,119**	6,665	(2,197)
	2,555	5,493	**10,442**	7,606	(11,435)

	於二零零一年十二月三十一日 千美元	於二零零零年十二月三十一日 千美元
按業務分析之資產		
運費及船租	**131,154**	106,131
貿易	**24**	564
在中國之投資	**6,110**	7,812
其他業務	**12,531**	20,737
	149,819	135,244
按業務分析之負債		
運費及船租	**(70,859)**	(49,220)
貿易	**(47)**	(1,413)
在中國之投資	**(265)**	(393)
其他業務	**(2,047)**	(869)
	(73,218)	(51,895)

」

承董事會命
主席兼董事總經理
吳少輝

香港，二零零二年二月二十八日